ACPT
American Community Properties Trust


Sheffield Greens
at St Charles
APARTMENT HOMES

2007 Report to Shareholders



Founded in 1998, ACPT is a unique company that combines broad experience in investment property management with the development of large scale planned communities. The result is a dynamic vision for the future of the Company's expansive land holdings in Maryland and Puerto Rico, and a growing investment property portfolio. ACPT's unique business strategy creates outstanding planned communities that include excellent apartment properties and superb locations for business.

ACPT's smart growth business philosophy starts with the development of large scale planned communities of distinction in St. Charles, Maryland and Parque Escorial in San Juan, Puerto Rico.

St. Charles is a 9,100 acre community that, when completed, will consist of five villages that are zoned to include up to 24,730 housing units. A leading example of the principles of smart growth, St. Charles combines outstanding single family homes, multifamily housing like townhomes and duplexes, attractive, well-maintained apartments, and thriving commercial centers.

Parque Escorial is planned to include 2,700 condominiums on 450 acres in San Juan, Puerto Rico. Closer to completion than St. Charles, Parque Escorial is one of most prestigious and successful communities in San Juan.

ACPT's master-planned communities include high-quality amenities neighborhood centers, championship golf courses, Olympic-sized swimming pools, tennis courts, walking paths, parks, playgrounds, and neighborhood schools. ACPT's commercial and industrial parks provide a smart place for businesses to locate; and grow a tax base that supports residential growth. Businesses prosper because ACPT planned communities provide excellent locations close to major highways and roadway systems, and to established residential areas. With zoning and infrastructure already in place, new businesses and companies looking to relocate are able to find ideal places to service established markets.

ACPT also has a proud reputation for providing responsive, attentive property management at apartment communities in Maryland, Washington D.C., Richmond, and Puerto Rico. The styles and locations of these properties include urban high-rise facilities, suburban garden-style apartments, senior apartments, and more. Many of these apartment units are located in ACPT planned communities, enabling apartment residents to enjoy the outstanding quality of life in St. Charles and Parque Escorial. Others are located in prime areas of Baltimore, Washington, and Puerto Rico, providing easy access to the rich cultural, recreational and employment tapestry of these dynamic cities.

ACPT's unique and successful business strategy merges the long-term value provided by its successful land development operations with the broad, stable revenue stream provided by its investment property portfolio. The result is a marriage of diverse real estate assets and broad professional vision that creates steady growth in the value of ACPT's land holdings, and investment property portfolio.

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LETTER TO OUR SHAREHOLDERS

The weakening housing market in 2007 provided an important test of ACPT's business strategy, which merges the dynamic and cyclical performance of land development with the stability of our broad investment property portfolio. While challenges remain, the Company's diverse sources of revenue and cash flow provided a strong measure of stability in a difficult real estate market.

The Company experienced a net loss in 2007, a development that was primarily attributable to the national deterioration in the market for new homes in 2007. This overshadowed strong performance by other aspects of the Company's operations, including increased revenue from our investment property portfolio, and stronger demand for commercial parcels in St. Charles.

The slow pace of sales of new homes caused the Company to temporarily amend its sales agreement with Lennar Corp. In 2004, ACPT entered into an exclusive sales agreement with Lennar. Under the terms of the agreement, Lennar agreed to purchase the balance of lots in St. Charles' Fairway Village at a minimum pace of 200 lots per year. In December 2007, ACPT agreed to a temporary amendment to this agreement. With the amendment, the Company agreed to accept the purchase of 78 total lots for 2007 in satisfaction of the 200 lot requirement.

The Company also agreed to reduce the final sales price of the 100 lots defined in the amendment from 30% to 22.5% of the base price of the home sold on the lot, with a guaranteed minimum price of $78,000 per single family lot and $68,000 per town home lot.

In Parque Escorial, homebuilding sales also decreased, by 62%. The Company had projected to sell the remaining condominium units in Torres del Escorial in 2007, while obtaining permits needed to begin development of the next section of the planned community. In 2007, the Company sold 29 condominium units, and an additional 21 units remained in inventory. The Company has begun site work on "the top of the hill," the newest and most prestigious section of Parque Escorial. This parcel will provide homeowners with sweeping views of the city of San Juan, and the Atlantic Ocean. Marketing of these units is projected to start in 2009, after completing sales of our current project.

Aspects of the Company's operations that are less dependent on the performance of the residential lot sales market continued to perform well in 2007.

For several years, ACPT has attempted to broaden the Company's multifamily apartment portfolio. The Company has sought to do this in a number of ways—by refinancing certain properties; by purchasing additional rental apartment properties in the Baltimore, Maryland market; and by building new properties like Sheffield Greens apartments, a 252-unit community in our flagship planned community, St. Charles.

In 2007, rental property revenues increased by $6,693,000, or 12%, compared to the same period in 2006. The Company primarily attributes this increase to additional revenues provided by a full year of operations for Sheffield Greens, which opened in fall 2006, and from the acquisition of 250 units in Baltimore, Milford Station I



***Top:* Boston's Restaurant in the O'Donnell Lake Restaurant Park. *Second from top:* An aerial view of Sheffield neighborhood. *Second from bottom and Bottom:* A new single family home and townhomes in Sheffield.**



and II, also in 2006, and overall rent increases.

Revenue from the sale of commercial parcels in St. Charles represented another area of strong performance. In 2007, the Company reported the sale of $5,333,000 in commercial parcels, compared to $2,903,000 in 2006, an increase of 84%. Highlights of our commercial sales included the settlement and opening of the first restaurant in the O'Donnell Lake Restaurant Park in St. Charles, and the sale of another parcel in the park to the developers of a Hilton Gardens Inn. The Company also reached agreement on the sale of 77 industrial acres in St. Charles to Maryland-based Competitive Power Ventures (CPV), which plans to build a $400 million, natural-gas fired electric generation plant on the site. Final sale of the parcel is pending permitting of the plant by Maryland regulatory authorities.

Moving forward, the Company will continue to complete investments in infrastructure and in land development that we believe will have positive long-term benefits. In St. Charles, the Company expects to finish over $30 million in road improvements in 2008, some of which have been under construction for several years. These completed roadways will provide access to the remaining undeveloped acreage in the planned community. In Gleneagles, the last neighborhood in St. Charles' Fairway Village, the Company plans to begin construction of a new 182-unit apartment community and a 120-unit condominium parcel. At O'Donnell Lake, a two-story, 20,000 square feet commercial office building is under construction, with occupancy projected for 2009. In Parque Escorial, the Company has broken ground on the last condominium parcel in the San Juan project. In 2007 the Company spent over $30 million in community development costs in St. Charles and Parque Escorial. These expenditures represent the Company's continuing commitment to prudently develop its remaining land holdings, and diversify its investment property portfolio.

The Wilson family, as well as a Special Committee of the Company's board of trustees, continue to examine the overall structure and organization of the Company. Any proposal or potential strategic alternatives will be thoroughly evaluated to determine if any such transaction will be acceptable to the Wilson family, and the Special Committee of the Company's Board of Trustees. However, there can be no assurance that any such alternative will be acceptable to the Wilson Family, the Special Committee, and ultimately the minority shareholders of the Company.

In summation, we believe that while the Company's 2007 results were not optimal, they do offer validation of our strategy to combine diverse lines of business to enable us to successfully navigate through the cyclical changes in real estate. As such, we hope our investors will have confidence that the Company will continue to strategically invest assets so that good ideas, well planned and well executed, will produce the maximum return on equity.

Thank you for your continued confidence in the experienced management team and valuable employees of American Community Properties Trust.

J. Michael Wilson Chairman and Chief Executive Officer	Edwin L. Kelly Vice Chairman, President and Chief Operating Officer



***Top:* An aerial view of construction on the way at the "top of the hill" in Parque Escorial. *Second from top:* An aerial view of Parque Escorial. *Second from bottom:* Monserrate Apartments in San Juan. *Bottom:* Jardines de Caparra Apartments.**



Our mission is to

strategically invest capital
and human resources
so that good ideas,
well planned
and well executed, will

produce the maximum return on equity.

The following table sets forth selected consolidated financial and operating data of the Company for the five years ended December 31, 2007. The information in the following table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto included in this Annual Report.

	2007*	2006**	2005	2004	2003
	(In thousands, except per share and operating data)				
Income Statement Data:					
Total operating revenues	$ **85,376**	$ 98,163	$ 62,313	$ 49,011	$ 55,506
Total operating expenses	**69,294**	73,168	51,207	40,932	47,720
Operating income	**16,082**	24,995	11,106	8,079	7,786
Income (loss) before provision (benefit) for income taxes	**(848)**	7,485	6,855	4,331	3,901
Income tax provision (benefit)	**(307)**	2,894	(690)	1,500	1,596
Net income (loss)	**(541)**	4,591	7,545	2,831	2,305
Earnings per share					
Basic	$ **(0.10)**	$ 0.88	$ 1.45	$ 0.55	$ 0.44
Diluted	$ **(0.10)**	$ 0.88	$ 1.45	$ 0.55	$ 0.44
Balance Sheet Data:					
Total assets	$ **360,724**	$ 346,699	$ 217,085	$ 184,027	$ 142,497
Recourse debt	**25,589**	29,351	32,818	27,192	24,634
Non-recourse debt	**279,981**	270,720	119,865	98,879	70,979
Other liabilities	**42,708**	30,774	29,912	29,065	19,031
Total liabilities	**348,278**	330,845	182,595	155,136	114,644
Shareholders' equity	**12,446**	15,854	34,490	28,891	27,853
Cash dividends declared and paid per common share	$ **0.30**	$ 0.83	$ 0.40	$ 0.35	$ -
Operating Data:					
Rental apartment units managed at end of period	**7,225**	7,693	7,491	7,406	7,747
Residential lots sold	**78**	135	94	70	88
Residential lots transferred to homebuilding	**-**	-	-	160	-
Residential lots transferred to joint venture	**-**	-	-	352	-
Joint venture lots delivered	**48**	61	25	-	-
Residential lots transferred to investment property division	-	-	252	-	-
Commercial and business park acres sold	**12**	15	11	3	8
Homes sold	**29**	78	32	55	124

* The financial statements as of and for the year ended December 31, 2007 reflect the adoption of Financial Accounting Standards Board Interpretation No. 48 "Account for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007 (Refer to Note 2 and 10 of the Consolidated Financial Statements).

**The financial statements as of and for the year ended December 31, 2006 reflect the adoption of Emerging Issues Task Force 04-05, *"Determining Whether a General Partner as a Group Controls a Limited Partnership or Similar Entity When The Limited Partners Have Certain Rights"* ("EITF 04-05") on January 1, 2006 (Refer to Note 2 of the Consolidated Financial Statements).

GENERAL

American Community Properties Trust ("ACPT" or the "Company") is a self managed holding company that is primarily engaged in investment in multifamily rental properties, property management services, community development, and homebuilding through its consolidated subsidiaries. The operations are managed out of three primary offices: St. Charles, Maryland, Orlando, Florida, and San Juan, Puerto Rico.

The U.S. operations are managed through American Rental Management Company ("ARMC"). This includes the management of apartment properties in which we have an ownership interest, apartment properties owned by a third party, as well as our community development operations. American Land Development U.S. Inc. ("ALD") and its subsidiary own and develop our land holdings in St. Charles, Maryland. St. Charles is a 9,000 acre planned community consisting of residential, commercial, recreational and open space land. It has provided the Company and its predecessor with inventory for the last three decades with expectations of another three decades. With the aid of outside consultants, we plan, design and develop the land for sale or use in our own investment portfolio. ALD also has a 50% interest in a land development joint venture formed to develop land for an active adult community in St. Charles. American Rental Properties Trust ("ARPT") and its subsidiaries hold the general and limited partnership interests in our U.S. apartment property portfolio. The apartment properties are individually organized into separate entities. ARPT's ownership in these entities ranges from 0.1% to 100%. We expect to retain the land identified for future apartment units in St. Charles to expand our apartment investment portfolio through construction of new multifamily apartment complexes. We also remain open to construction and acquisition of additional properties that will add value to our existing investment assets.

The Puerto Rico operations are managed through Interstate General Properties Limited Partnership S.E. ("IGP"), a wholly owned subsidiary of IGP Group Corp which is a wholly owned subsidiary of ACPT. IGP provides property management services to multifamily rental properties in Puerto Rico in which we have an ownership interest ("Puerto Rico Apartments"), apartment properties owned by third parties, our commercial properties, and home-owner associations related to our planned communities. IGP also provides management services for our homebuilding and community development operations. IGP holds the ownership interests in the Puerto Rico Apartments and two commercial properties. The Puerto Rico apartments are organized into separate partnerships and receive HUD subsidies. IGP's ownership in these partnerships ranges from 1% to 52.5%. IGP's ownership in the commercial properties ranges from 28% to 100%. Our community development assets in Puerto Rico, consisting of two planned communities, are owned by Land Development Associates, S.E. ("LDA"). The first planned community, Parque Escorial, is currently under development and consists of residential, commercial and recreation land similar to our U.S. operations but on a smaller scale. Our second planned community, Parque El Commandante is currently in the planning stages. Our homebuilding operation builds condominiums for sale on land located in its planned communities. Each homebuilding project is organized into separate entities, all wholly owned by IGP and LDA. LDA also retained a limited partnership interest in two commercial buildings in Parque Escorial opened in 2001 and 2005 which were built on land contributed by LDA.

ACPT is taxed as a U.S. partnership and its taxable income flows through to its shareholders. ACPT is subject to Puerto Rico taxes on IGP Group's taxable income, generating foreign tax credits that have been passed through to ACPT's shareholders. A federal tax regulation has been proposed that could eliminate the pass through of these foreign tax credits to ACPT's shareholders. Comments on the proposed regulation are currently being evaluated with the final regulation expected to be effective for tax years beginning after the final regulation is ultimately published in the Federal Register. ACPT's federal taxable income consists of certain passive income from IGP Group, a controlled foreign corporation, distributions from IGP Group and dividends from ACPT's U.S. subsidiaries. Other than Interstate Commercial Properties ("ICP"), which is taxed as a Puerto Rico corporation, the taxable income from the remaining Puerto Rico operating entities passes through to IGP Group or ALD. Of this taxable income, only the portion of taxable income applicable to the profits on the residential land sold in Parque Escorial passes through to ALD. ALD, ARMC, and ARPT are taxed as U.S. corporations. The taxable income from the U.S. apartment properties flows through to ARPT.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. Historical results set forth in Selected Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operation and the Financial Statements should not be taken as indicative of our future operations.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements about our business outlook, assessment of market and economic conditions, strategies, future plans, anticipated costs and expenses, capital spending, and any other statements that are not historical. The accuracy of these statements is subject to a number of unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

You should carefully consider the risks described below. These risks are not the only ones that we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

National, regional and local economic and business conditions:

Risk of reduced demand for residential lots, commercial parcels and multifamily housing

The real estate industry is sensitive to changes in economic conditions such as the level of employment, consumer confidence, availability of financing and interest rate levels as well as other market conditions such as oversupply or reduction in demand for commercial, industrial or multifamily rental properties. In addition, regulatory changes could possibly alter, among other things, the tax deductibility of interest paid on home loans. Adverse changes in any of these conditions generally, or in the market regions where we operate, could decrease demand for our residential lots, commercial parcels and homes, which could adversely affect our revenues and earnings.

Risk that the real estate market would be unable to recover timely from an economic downturn in the general economy

The real estate business is a cyclical business. Currently, weak economic conditions in the United States and Puerto Rico have substantially slowed home sales and reduced home sale prices. Continued significant declines in the prices for real estate could adversely affect our home and land sales revenues and margins. In addition, adverse changes to key economic indicators such as unemployment rates and inflation could further reduce the willingness or ability of individuals to purchase new homes which could adversely affect our operations.

Lack of availability and creditworthiness of tenants

We are exposed to customer risk. Our performance depends on our ability to collect rent from our customers. General economic conditions and an increase in unemployment rates could cause the financial condition of a large number of our tenants to deteriorate. While no tenant in our wholly owned portfolio accounted for a significant amount of the annualized rental revenue of these respective properties at December 31, 2007, our financial position may be adversely affected by financial difficulties experienced by our tenants, including bankruptcies, insolvencies or general downturns in business.

The risk of loss of available financing for both our customers and us

Our business and earnings are also substantially dependent on the ability of our customers to finance the purchase of our land or homes. The current credit crisis in the subprime mortgage markets has increased lender scrutiny and made it difficult for some potential homebuyers to obtain financing. Continued or increasing limitations on the availability of financing or increases in the cost of such financing could adversely affect our operations. Our business and earnings is also substantially dependent on our ability to obtain financing for our development activities as well as refinancing our properties' mortgages. Increases in interest rates, concerns about the market or the economy, or consolidation or dissolution of financial institutions could increase our cost of borrowing, reduce our ability to obtain the funds required for our future operations, and limit our ability to refinance existing debt when it matures. Changes in competition, availability of financing, customer trends and market conditions may impact our ability to obtain loans to finance the development of our future communities.

Adverse changes in the real estate markets, including, among other things:

Competition with other companies

We operate in a very competitive environment, which is characterized by competition from a number of other land developers. Actions or changes in plans by competitors may negatively affect us.

Reduction in demand for new construction homes

The price received for residential lots in St. Charles and home sales in Puerto Rico are impacted by changes in the demand for new construction homes. Continued softening of the demand for new homes in these areas will likely result in reductions in selling prices which would negatively impact our revenues and gross margins.

Risks of real estate acquisition and development (including our ability to obtain governmental approvals for development projects and to complete our current development projects on time and within budget)

Our plans for the future development of our residential communities can be affected by a number of factors including time delays in obtaining necessary government permits and approvals and legal challenges to our planned communities.

The agreements we execute to acquire properties generally are subject to customary conditions to closing, including completion of due diligence investigations which may be unacceptable; acquired properties may fail to perform as we expected in analyzing our investments; our estimates of the costs or repositioning or redeveloping acquired properties may be inaccurate; the development opportunity may be abandoned after expending significant resources. In connection with our development occupancy rates and rents at the newly completed property may not meet the expected levels and could be insufficient to make the property profitable.

The development of our residential communities may be affected by circumstances beyond our control, including weather conditions, work stoppages, labor disputes, unforeseen engineering, environmental or geological problems and unanticipated shortages of or increases in the cost of materials and labor. Any of these circumstances could give rise to delays in the completion of, or increase the cost of, developing one or more of our residential communities.

The bulk of our operations are concentrated in Maryland and Puerto Rico, making us particularly vulnerable to changes in local economic conditions. In addition, if weather conditions, or a natural disaster such as a hurricane or tornado, were to impact those regions, our results of operations could be adversely impacted. Although insurance could mitigate some amount of losses from a catastrophe in those regions, it might not fully compensate us for our opportunity costs or our projected results of future operations in those regions, the market acceptance of which might be different after a catastrophe.

Risk of adverse changes in our relationship with significant customers, specifically Lennar Corporation:

Revenues from Lennar include residential land sales as well as certain management fees. Total revenues from Lennar within our U.S. segment were $9,663,000 for the year ended December 31, 2007 which represents 18% of the U.S. segment's revenue and 11% of our total year-to-date consolidated revenue. No other customers accounted for more than 10% of our consolidated revenue for the year ended December 31, 2007. Loss of all or a substantial portion of our land sales, as well as the joint venture's land sales, to Lennar would have a significant adverse effect on our financial results until such lost sales could be replaced. We cannot assure you that any lost sales could be replaced on comparable terms, or at all.

Although Lennar is contractually obligated to take 200 lots per year, the market is not currently sufficient to absorb this sales pace. Accordingly, Lennar's management requested and the Company granted a reduction of the 200 lot requirement for 2007. Management agreed to accept a total of 78 lots as satisfaction of their lot takedown requirement for 2007. In addition, the Company agreed to a temporary price reduction to 22.5% of the selling price of the home for 100 lots, 49 of which Lennar agreed purchase prior to June 1, 2008. Should Lennar not comply with their obligations pursuant our amended contract or there be a reduced demand for our commercial property our cash flow would be adversely impacted.

Risk that we would be unable to renew HUD subsidy contracts and the absence of federal funds on a timely basis to service these contracts

As of December 31, 2007, we owned an equity interest in and managed for third parties multifamily rental properties that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by HUD or state housing finance agencies, typically provide mortgage insurance, favorable financing terms or rental assistance payments to the property owners. Historically, there have been delays in the receipt of subsidy payments which generally occur upon contract renewal and HUD's annual budget renewal process. For those partnerships in which we serve as General Partner, we may be required to fund operating cash deficits when these delays occur. General Partner advances or loans to the partnerships may then become subject to the repayment provisions required by the respective partnership agreements which may impede the timing of repayment. Furthermore, as a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts. If permitted rents on a property are insufficient to cover costs, our cash flow from these properties will be negatively impacted, and our management fees may be reduced or eliminated.

Risk that we would be unable to obtain insurance at a reasonable cost

We may experience economic harm if any damage to our properties is not covered by insurance. We carry insurance coverage on our properties of the type and in amounts that we believe is in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. However, we cannot guarantee that the limits of our current policies will be sufficient in the event of a catastrophe to our properties. We may suffer losses that are not covered under our comprehensive liability, fire, extended coverage and rental loss insurance policies. If an uninsured loss or a loss in excess of insured limits should occur, we could lose capital invested in a property, as well as any future revenue from the property. We would nevertheless remain obligated on any mortgage indebtedness or other obligations related to the property.

Risk of significant environmental and safety requirements could reduce our profitability

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In a similar manner, the existence of a significant amount of lead based paint at our properties could result in costly remediation efforts. In addition, the presence of significant mold or lead based paint could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise. In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to shareholders.

Risk of loss of senior management and key employees

We could be hurt by the loss of key management personnel. Our future success depends, to a significant degree, on the efforts of our senior management. Our operations could be adversely affected if key members of senior management cease to be active in our company.

If the company were to be taxed as a corporation rather than a partnership, this would have adverse tax consequences for the company with respect to the income earned from our Puerto Rico operations.

The Internal Revenue Code provides that publicly traded partnerships like ACPT will, as a general rule, be taxed as corporations for U.S. federal income tax purposes, subject to certain exceptions. We have relied in the past, and expect to continue to rely on an exception to this general rule for publicly traded partnerships that earn 90% or more of their gross income for every taxable year from specified types of "qualifying income," including dividends. If we fail to meet this "qualifying income" exception or otherwise determine to be treated as a corporation for federal income tax purposes, the income we earn from our Puerto Rico operations would be subject to increased taxes.

We do not believe that there would be an increase in the U.S. income taxes that would be imposed on our U.S. operations if ACPT were not to qualify as a partnership for U.S. income tax purposes. However, our classification as a partnership does permit us to reduce the overall taxes that the Company pays on the operations of our Puerto Rico subsidiary (because, in ACPT's current partnership tax structure, ACPT is taxed in Puerto Rico, but not in the United States, on those operations). If we were not to qualify as a partnership for U.S. tax purposes, the net result would be an incremental increase in ACPT's total tax expense on income for operations in Puerto Rico, although it is not practicable to quantify that potential impact.

The tax liabilities of our shareholders may exceed the amount of the cash distributions we make to them.

A shareholder generally will be subject to U.S. federal income tax on his or her allocable share of our taxable income, whether or not we distribute that income to them. We intend to make elections and take other actions so that, to the extent possible, our taxable income will be allocated to individual shareholders in accordance with the cash received by them. In addition, we are generally required by our Declaration of Trust to make minimum aggregate distributions, in cash or property, each year to our shareholders equal to 45% of our net taxable income, reduced by the amount of Puerto Rico taxes we pay.

If our income consists largely of cash distributions from our subsidiaries, as expected, it is likely that we will have sufficient cash to distribute to shareholders. There can be no assurance, however, that our income allocations to the individual shareholders will be respected or that we will be able to make distributions in any given year that provide each individual shareholder with sufficient cash to meet his or her federal and state income tax liabilities with respect to his or her share of our income. However, there is pending legislation which may affect the ability to claim foreign tax credits under Section 901 of the Code. On November 19, 2007, Notice 2007-95 provided a delay of the effective date of proposed amendments to the foreign tax credit regulations. The regulations, with or without changes, will be effective for tax years beginning after the final regulations are published in the Federal Register.

A portion of the proceeds from the sale of our shares may be taxed as ordinary income.

A shareholder will generally recognize gain or loss on the sales of our shares equal to the difference between the amount realized and the shareholder's tax basis in the shares sold. Except as noted below, the gain or loss recognized by a shareholder, other than a "dealer" in our shares, on the sale or exchange of shares held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months will generally be taxed at a maximum rate of 15%.

A portion of this gain or loss, however, may be taxable as ordinary income under Section 751 of the Code to the extent attributable to so-called "unrealized receivables," which term, for this purpose, includes stock in our Puerto Rico subsidiary to the extent that gain from our sale of that stock would be taxable to our shareholders as a dividend under Section 1248 of the Code. The amount of ordinary income attributable to "unrealized receivables" related to stock in our Puerto Rico subsidiary will be determined based on the amount of earnings and profits accumulated by our Puerto Rico subsidiary. We will provide to each selling shareholder, at the time we send the K-1 materials, a table showing the earnings and profits accumulated by our Puerto Rico subsidiary by year and the average number of our shares outstanding during the year, so that the shareholder may make a determination of the amount of earnings and profits allocable to him or her and the amount of ordinary income to be recognized on the sale. Although there is no definitive authority on the question, we believe that it is reasonable to base the allocation on the earnings and profits accumulated during the period that the shareholder held the shares that are sold and the percentage of our average number of shares outstanding that those shares represented.

The amount of unrealized receivables may exceed the net taxable capital gain that a shareholder would otherwise realize on the sale of our shares, and may be recognized even if the shareholder would realize a net taxable capital loss on the sale. Thus, a shareholder may recognize both ordinary income and capital loss upon a sale of our shares. Accordingly, a shareholder considering the sale of our shares is urged to consult a tax advisor concerning the portion of the proceeds that may be treated as ordinary income. In addition, the shareholder is required to report to us any sale of his or her shares, unless the broker effecting the transaction files a Form 1009-B with respect to the sale transaction.

Investors should be aware that tax rules relating to the tax basis and holding period of interests in a partnership differ from those rules affecting corporate stock generally, and these special rules may impact purchases and sales of our shares in separate transactions.

The IRS has ruled that an investor who acquires interests in an entity taxed as a partnership, like ACPT, in separate transactions must combine those interests and maintain a single adjusted tax basis for those interests. Upon a sale or other disposition of less than all of the shares held by a shareholder, a portion of the shareholder's tax basis in all of his or her shares must be allocated to the shares sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the shares sold bears the same relation to the shareholder's tax basis in all of the shares held as the value of the shares sold bears to the value of all of the Shares held by the shareholder immediately prior to the sale. Furthermore, Treasury Regulations under Section 1223 of the Code generally provide that if a shareholder has acquired shares at different times, the holding period of the transferred shares shall be divided between long-term and short-term capital gain or loss in the same proportions as the long-term and short-term capital gain or loss that the shareholder would realize if the all of the shareholder's shares were transferred in a fully taxable transaction immediately before the actual transfer. The Regulations provide, however, a special rule that allows a selling shareholder who can identify shares transferred with an ascertainable holding period to elect to use the actual holding period of the shares transferred.

Thus, according to the ruling discussed above, a shareholder will be unable to select high or low basis shares to sell as would be the case with shares of entities treated as corporations for federal income tax purposes, but, according to the regulations, may designate specific shares for purposes of determining the holding period of the shares transferred. A shareholder electing to use the actual holding period of shares transferred must consistently use that identification method for all subsequent sales or exchanges of shares. A shareholder considering the purchase of additional shares or a sale of shares purchased in separate transactions is urged to consult his or her tax advisor as to the possible consequences of the ruling and the application of these Treasury Regulations.

EXECUTIVE SUMMARY OF CURRENT YEAR RESULTS

Consolidated operating revenues are derived primarily from rental revenue, community development land sales and home sales. For the year ended December 31, 2007, our consolidated rental revenues increased 12% as compared to the year ended December 31, 2006. The increase was primarily attributable to construction of new units in our United States segment as well as overall rent increases at comparable properties in both the United States and Puerto Rico segments.

Community development land sales for the year ended December 31, 2007 decreased 31% as compared to the year ended December 31, 2006. Land sales revenue in any one period is affected by the mix of lot sizes and, to a greater extent, the mix between residential and commercial sales. Land sales, currently sourced from the United States segment, result in large part from a sales agreement with Lennar Corporation. In March 2004, the Company executed development and purchase agreements with Lennar Corporation to develop and sell 1,950 residential lots (1,359 single family lots and 591 town home lots) in Fairway Village in St. Charles, Maryland. The agreements require the homebuilder to provide $20,000,000 in letters of credit to secure the purchase of the lots. A junior lien was placed on the residential portion of Fairway Village. The agreements require Lennar to purchase 200 residential lots per year, provided that they are developed and available for delivery as defined by the development agreement. The junior lien is released when the lots are sold and $10,300 of each lot sales proceeds are placed in an escrow account to repay the principal of the bonds. In December 2007, the Company reached an agreement with Lennar allowing for a reduction in their lot takedown requirements for 2007, resulting in 78 lots purchased by Lennar in 2007 as compared to 135 lots taken in 2006. In addition to the reduction in number of lots, the December 2007 amendment temporarily reduced the final selling price of 100 lots (51 taken down in December 2007 and 49 which Lennar has agreed to take before June 1, 2008) from 30% to 22.5% of the base price of the home sold on the lot, with guaranteed minimum price of $78,000 per single family lot and $68,000 per town home lot.

Home sales for year ended December 31, 2007 decreased 62% as compared to the year ended December 31, 2006. Home sales, currently sourced from the Puerto Rico segment, are impacted by the local real estate market. The Puerto Rico real estate market has slowed substantially. The reduction of new contracts and the reduced pace of sales has impacted the Company somewhat, but not to the same extent as the overall Puerto Rico market decline. The Company settled 29 units during 2007 as compared to 78 units closed during 2006. As of December 31, 2007, 21 completed units remain within inventory, of which we currently have 1 unit under contract. At the current sales pace, the Company anticipates that the remaining units in Torres will be sold throughout 2008. We believe that our current pricing remains competitive.

On a consolidated basis, the Company reported a net loss of $541,000 for the year ended December 31, 2007. The net loss includes a $307,000 benefit for income taxes, resulting in a consolidated effective tax rate of approximately 36%. The consolidated effective rate was impacted by accrued penalties on uncertain tax positions, certain nondeductible permanent items and a change in the statutory tax rate in the United States segment and double taxation on a certain non-recurring gain for our Puerto Rico segment. For further discussion of these items, see the provision for income taxes discussion within the United States and Puerto Rico segment discussion.

Please refer to the Results of Operations section of Management's Discussion and Analysis for additional details surrounding the results of each of our operating segments.

NEW ACCOUNTING PRONOUNCEMENTS AND CHANGE IN BASIS OF PRESENTATION

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, "*Accounting for Income Taxes*," and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recorded a $1,458,000 increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect of a change in accounting principle, reducing the opening balance of retained earnings on January 1, 2007. See Notes 2 and 10 to the consolidated financial statements for further discussion.

In June 2005, the FASB ratified Emerging Issues Task Force Issue 04-05, "*Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*," or EITF 04-05. EITF 04-05 provides an accounting model to be used by a general partner, or group of general partners, to determine whether the general partner(s) controls a limited partnership or similar entity in light of certain rights held by the limited partners. In accordance with the provisions of EITF 04-05, beginning January 1, 2006 we have included the following partnerships in our consolidated group: Alturas Del Senorial Associates Limited Partnership, Bayamon Garden Associates Limited Partnership, Carolina Associates Limited Partnership S.E., Colinas de San Juan Associates Limited Partnership, Essex Apartments Associates Limited Partnership, Huntington Associates Limited Partnership, Jardines de Caparra Associates Limited Partnership, Monserrate Associates Limited Partnership, San Anton Associates, Turabo Limited Dividend Partnership and Valle del Sol Associates Limited Partnership. Historically, our interests in these partnerships were recorded using the equity method of accounting.

The impact of consolidating the financial statements of these partnerships increased our operating assets and liabilities by $78.5 million and $97.7 million, respectively, as of January 1, 2006. The addition to assets is primarily related to real estate at historical cost, net of accumulated depreciation of approximately $53.3 million, and the addition to liabilities is primarily related to non-recourse debt of approximately $98.6 million held by these limited partnerships. The Company recorded an overall reduction to retained earnings of $19.1 million in a manner similar to a cumulative effect of a change in accounting principle. The retained earnings impact is net of a deferred tax asset recorded of $9.8 million related to temporary differences arising from the negative deficits absorbed by the Company in consolidation.

With respect to our accounting for minority interest in our consolidated partnerships, when consolidated real estate partnerships make cash distributions or allocate losses to partners in excess of the minority partners' basis in the property, we generally record a charge equal to the amount of such excess distribution.

CRITICAL ACCOUNTING POLICIES

The Securities and Exchange Commission defines critical accounting policies as those that are most important to the portrayal of our financial condition and results. The preparation of financial statements in conformity with accounting principles generally accepted in the United States, which we refer to as GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. Below is a discussion of accounting policies which we consider critical in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain.

Sales, Profit Recognition and Cost Capitalization

Community development land sales are recognized at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and ACPT has no significant continuing involvement. Under the provisions of SFAS 66, related to condominium sales, revenues and costs are recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Accordingly we recognize revenue and costs upon settlement with the homebuyer which doesn't occur until after we receive use and occupancy permits for the building.

The costs of developing the land are allocated to our land assets and charged to cost of sales as the related inventories are sold using the relative sales value method which rely on estimated costs and sales values. The costs of the land and construction of the condominiums are allocated to these assets and charged to cost of sales as the condominiums are sold. The cost of sales for these condominiums is determined by the percentage of completion method, which relies on total estimated costs and sales values. Residential and commercial land sales can be highly cyclical. Once development is undertaken, no assurances can be given that the Company will be able to sell the various developed lots or condominiums in a timely manner. Failure to sell such lots and homes in a timely manner could result in significantly increased carrying costs and erosion or elimination of profit with respect to any development. Even though our cost estimates are based on outside engineers' cost estimates, construction contracts and historical costs, our actual development and construction costs can exceed estimates for various reasons, including but not limited to unknown site conditions, rising prices and changes in government regulations. Any estimates of such costs may differ substantially from the actual results of such costs and reduce or eliminate the future profits with respect to any development.

The Company considers all debt and related interest expense available for capitalization to the extent of average qualifying assets for the period. Interest specific to the construction of qualifying assets, represented primarily by our recourse debt, is first considered for capitalization. To the extent qualifying assets exceed debt specifically identified, a weighted average rate including all other debt is applied. Any excess interest is reflected as interest expense.

Investment in Unconsolidated Real Estate Entities

The Company accounts for investments in unconsolidated real estate entities that are not considered variable interest entities under FIN 46(R) in accordance with SOP 78-9 *"Accounting for Investments in Real Estate Ventures"* and APB Opinion No. 18 *"The Equity Method of Accounting for Investments in Common Stock"*. For entities that are considered variable interest entities under FIN 46(R), the Company performs an assessment to determine the primary beneficiary of the entity as required by FIN 46(R). The Company accounts for variable interest entities in which the Company is not a primary beneficiary and does not bear a majority of the risk of expected loss in accordance with the equity method of accounting.

The Company considers many factors in determining whether or not an investment should be recorded under the equity method, such as economic and ownership interests, authority to make decisions, and contractual and substantive participating rights of the partners. Income and losses are recognized in accordance with the terms of the partnership agreements and any guarantee obligations or commitments for financial support. The Company's investments in unconsolidated real estate entities accounted for under the equity method of accounting consisted of general partnership interests in two limited partnerships which own apartment properties in the United States; a limited partnership interest in a limited partnership that owns a commercial property in Puerto Rico; and a 50% ownership interest in a joint venture formed as a limited liability company.

Impairment of Long-Lived Assets

ACPT carries its rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For real estate assets such as our rental properties which the Company plans to hold and use, which includes property to be developed in the future, property currently under development and real estate projects that are completed or substantially complete, we evaluate whether the carrying amount of each of these assets will be recovered from their undiscounted future cash flows arising from their use and eventual disposition. If the carrying value were to be greater than the undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount is not recoverable. Our estimates of the undiscounted operating cash flows expected to be generated by each asset are performed on an individual project basis and based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for apartment units, competition, changes in market rental rates, and costs to operate and complete each project.

The Company evaluates, on an individual project basis, whether the carrying value of its substantially completed real estate projects, such as our homebuilding inventory that are to be sold, will be recovered based on the fair value less cost to sell. If the carrying value were to be greater than the fair value less costs to sell, we would recognize an impairment loss to the extent the carrying amount is not recoverable. Our estimates of the fair value less costs to sell are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, comparable sales, demand for commercial and residential lots and competition. The Company performed similar reviews for land held for future development and sale considering such factors as the cash flows associated with future development expenditures. Should this evaluation indicate an impairment has occurred, the Company will record an impairment charge equal to the excess of the historical cost over fair value less costs to sell.

Depreciation of Investments in Real Estate

The Company's operating real estate is stated at cost and includes all costs related to acquisitions, development and construction. We are required to make assessments of the useful lives of our real estate assets for purposes of determining the amount of depreciation expense to reflect on our income statement on an annual basis. Our assessments, all of which are judgmental determinations, of our investments in our real estate assets are as follows:

- Buildings and improvements are depreciated over five to forty years using the straight-line or double declining balance methods,
- Furniture, fixtures and equipment over five to seven years using the straight-line method
- Leasehold improvements are capitalized and depreciated over the lesser of the life of the lease or their estimated useful life,
- Maintenance and other repair costs are charged to operations as incurred.

Income Taxes

The Company's complex tax structure involves foreign source income and multiple entities that file separate returns. Due to the complex nature of tax regulations affecting our entities, our income tax expense and related balance sheet amounts involve significant management estimates and judgments.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, we rely on the advice of our outside counsel as to the potential and probable outcome of these proceedings when evaluating any financial statement impact.

Recent Accounting Pronouncements

SFAS 157 and 159

In September 2006, the FASB issued SFAS 157, "*Fair Value Measurements*" and in February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS 157 defines fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 establishes a hierarchy that prioritizes the information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data. SFAS 157 requires fair value measurements to be disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value election is designed to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the implementation of SFAS 157 and 159 will not have a material impact on our financial statements.

SFAS 141R

On December 4, 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS 141R"). This statement changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and delays when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years ending after December 15, 2008 and will only impact the accounting for acquisitions we make after its adoption.

SFAS 160

On December 4, 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 replaces the concept of minority interest with noncontrolling interests in subsidiaries. Noncontrolling interests will now be reported as a component of equity in the consolidated statement of financial position. Earnings attributable to noncontrolling interests will continue to be reported as a part of consolidated earnings; however, SFAS 160 requires that income attributable to both controlling and noncontrolling interests be presented separately on the face of the consolidated income statement. In addition, SFAS 160 provides that when losses attributable to noncontrolling interests exceed the noncontrolling interest's basis, losses continue to be attributed to the noncontrolling interest as opposed to being absorbed by the consolidating entity. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS 160 on its consolidated financial statements. However, the provisions of SFAS 160 are directly applicable to the Company's currently reported minority interest in consolidated entities and, accordingly, will change the presentation of the Company's financial statements when implemented.

EITF Issue No. 06-08

In November 2006, the Emerging Issues Task force of the FASB ("EITF") reached a consensus on EITF Issue No. 06-08, "*Applicability of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums*" ("EITF 06-08"). EITF 06-08 will require condominium sales to meet the continuing investment criterion in FAS No. 66 in order for profit to be recognized under the percentage-of-completion method. EITF 06-08 will be effective for annual reporting periods beginning after March 15, 2007. The cumulative effect of applying EITF 06-08, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The

Company believes that the implementation of EITF 06-08 will not have a material impact on our financial statements.

RESULTS OF OPERATIONS

The following discussion is based on the consolidated financial statements of the Company. It compares the components of the results of operations of the Company by segment for each of the three years ended December 31, 2007, 2006 and 2005. Historically, the Company's financial results have been significantly affected by the cyclical nature of the real estate industry. Accordingly, the Company's historical financial statements may not be indicative of future results. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes included elsewhere in this report.

Results of Operations - U.S. Operations:

For the year ended December 31, 2007, our U.S. segment generated $9,009,000 of operating income compared to $15,299,000 of operating income generated by the segment for the same period in 2006 and $8,287,000 in 2005. Additional information and analysis of the U.S. operations can be found below.

Rental Property Revenues and Operating Expenses - U.S. Operations:

As of December 31, 2007, nineteen U.S.-based apartment properties, representing 3,256 units, in which we hold an ownership interest qualified for the consolidation method of accounting. The rules of consolidation require that we include within our financial statements the consolidated apartment properties' total revenue and operating expenses.

As of December 31, 2007, thirteen of the consolidated properties were market rent properties, representing 1,856 units, allowing us to determine the appropriate rental rates. Even though we can determine the rents, 54 of our units at one of our market rent properties must be leased to tenants with low to moderate income. HUD subsidizes three of the properties representing 836 units and the three remaining properties are a mix of 137 subsidized units and 427 market rent units. HUD dictates the rents of the subsidized units.

Beginning January 1, 2006, two additional properties, Huntington Associates Limited Partnership ("Huntington") and Essex Apartments Associates Limited Partnership ("Essex") qualified for consolidation under the new provisions of EITF 04-05.

Apartment Construction and Acquisition

A summary of our significant apartment construction and acquisition activities in 2007, 2006 and 2005 is as follows. All of the constructed and acquired properties are operating as market rate properties.

- On January 31, 2007, the Company completed the construction of the newest addition to our rental apartment properties in St. Charles' Fairway Village, the Sheffield Greens Apartments ("Sheffield Greens"). The nine building, 252-unit apartment project offers 1 and 2 bedroom units ranging in size from 800 to 1,400 square feet. Construction activities were started in the fourth quarter of 2005 and leasing efforts began in the first quarter of 2006. The first five buildings became available for occupancy during the fourth quarter of 2006 and the final four buildings were ready for occupancy in January 2007. Leasing efforts have been successful and the property was approximately 93% occupied as of December 31, 2007.
- On April 28, 2006, the Company acquired two multifamily rental properties, Milford Station I LLC and Milford Station II LLC, in Baltimore, Maryland containing a combined total of 250 units for approximately $14,300,000.
- On May 23, 2005, the Company acquired the assets of Nottingham Apartments LLC, in Baltimore, Maryland containing 85 units for approximately $3,000,000.

<u>2007 compared to 2006</u>

For year ended December 31, 2007, rental property revenues increased $5,911,000 or 18% to $38,416,000 compared to $32,505,000 for the same period in 2006. The increase in rental revenues was primarily the result of additional revenues for Sheffield Greens Apartments, Milford Station I and Milford Station II which accounted for approximately $4,470,000 of the difference. The increase was also attributable to an overall 4% increase in rents between periods which is net of a $472,000 increase in vacancies between 2006 and 2007. The increase in vacancies was primarily attributable to the lease up of Sheffield. Now that the lease up is complete and certain incentive programs at Sheffield are over, occupancy at the other fair market properties is increasing.

Rental property operating expenses increased $3,163,000 or 20% for the year ended December 31, 2007 to $19,235,000 compared to $16,072,000 for the same period of 2006. The overall increase in rental property operating expenses was primarily the result of additional expenses for Sheffield Greens Apartments, Milford Station I and Milford Station II, which accounted for approximately $2,044,000 of the difference. The remainder of the increase resulted from overall inflationary adjustments as well as specific above inflation increases noted in advertising, concessions granted to residents, office and maintenance salaries, office expenses, utilities, security expense, snow removal, rehabilitation of apartment units and real estate taxes. We are currently working to reduce all our controllable rental property operating expenses within our US portfolio. Specific emphasis includes reducing advertising and concessions expenses now that Sheffield Greens is leased and occupancy rates at other our competing properties are increasing, implementing measures to reduce security expenditures, as well as the cost benefit of a reduction in management staff.

2006 compared to 2005

For the year ended December 31, 2006, rental property revenues increased $9,997,000 to $32,505,000 compared to $22,508,000 for the year ended December 31, 2005. The increase is primarily due to the impact of EITF 04-05 requiring us to include the results of operations for two apartment properties, Huntington and Essex, in our consolidation beginning January 1, 2006. The revenues earned within these two properties in 2006 were consistent with revenues earned in the prior year. The increase in our rental property revenue during 2006 was also the result of our apartment acquisitions in May 2005 and April 2006 which added $1,693,000 of rental property revenues. Other increases in rental property revenues during 2006 included a 6% increase in overall average rents resulting in an additional $1,329,000 of rental property income, which includes the additional revenue earned from the January 2006 conversion of one of our subsidized apartment properties to a market rent property. The average increase in rents in 2006 for properties in the Washington DC and Baltimore suburban areas ranged from 3% to 4%.
The increase in revenue was also the result of a benefit of $274,000 resulting from the completion of the amortization of acquired intangible leases for Owings Chase and Prescott Square purchased in 2004, and the recognition of $200,000 of rent revenue earned from Sheffield Greens, our newest apartment complex under construction as of December 31, 2006.

For the year ended December 31, 2006, rental property operating expenses increased $5,943,000 to $16,072,000 compared to $10,129,000 for the year ended December 31, 2005. The increase is primarily the result of the impact of EITF 04-05, which added an additional $3,936,000 in 2006. The increase in our rental property operating expenses during 2006 is also the result of our apartment acquisitions in May 2005 and April 2006 which increased our operating expenses by $1,010,000 as well as operating expenses of $280,000 incurred by Sheffield Greens. Overall, during 2006, our rental property expenses generally increased approximately 7% on a comparative basis. The average increase in expenses in 2006 for properties in the Washington DC and Baltimore suburban areas was 3%. The increase in excess of general inflationary adjustments was attributable to the rehabilitation of our apartment units, project wide cleaning, grounds and maintenance and utility rates.

Community Development - U.S. Operations:

Land sales revenue in any one period is affected by the mix of lot sizes and, to a greater extent, the mix between residential and commercial sales. In March 2004, the Company executed Development and Purchase Agreements with Lennar Corporation (the "Lennar Agreements") to develop and sell 1,950 residential lots (1,359 single-family lots and 591 town home lots) in Fairway Village in St. Charles, Maryland. The Lennar Agreements requires the homebuilder to provide $20,000,000 in letters of credit to secure the purchase of the lots. As security for the Company's obligation to develop the lots, a junior lien was placed on the residential portion of Fairway Village. The agreements require Lennar to purchase 200 residential lots per year, provided that they are developed and available for delivery as defined by the Development Agreement. For each lot sold in Fairway Village, the Company must deposit $10,300 in an escrow account to fund the principal payments due to Charles County, at which time the lots are released from the junior lien. As of December 31, 2007, 1,565 lots remained under the provisions of the Lennar

Agreements. Assuming a sales pace of 200 lots per year, it is estimated that lot settlements will take place through 2015; however, the continued slowing of the new homes sales market in the United States, and more specifically in the Washington D.C. suburban areas, has adversely impact Lennar's willingness or ability to take down 200 lots per year. In December 2007, the Company executed an amendment to the Lennar Agreements whereby the Company agreed to accept 51 lot settlements in December 2007 as satisfaction of Lennar's lot takedown requirement for 2007, resulting in a total of 78 lots taken down by Lennar during 2007. This compares to the 135 lots taken down by Lennar in 2006.

Sales are closed on a lot by lot basis at the time when the builder purchases the lot. The final selling price per lot sold to Lennar may exceed the guaranteed minimum price recognized at closing since the final lot price is based on a percentage of the base price of the home sold on the lot but not less than the guaranteed minimum price. As part of the December amendment to the Lennar Agreements, the Company agreed to temporarily reduce the final lot price for 100 lots, as previously discussed, from 30% to 22.5% of the base price of the home sold on the lot, with guaranteed minimum prices of $78,000 per single family lot and $68,000 per townhome lot. Additional revenue exceeding the guaranteed minimum take down price per lot will be recognized upon Lennar's settlement with the respective homebuyers.

Residential lots vary in size and location resulting in pricing differences. Gross margins are calculated based on the total estimated sales values for all remaining lots within a neighborhood as compared to the total estimated costs.

Commercial land is typically sold by contract that allows for a study period and delayed settlement until the purchaser obtains the necessary permits for development. The sales prices and gross margins for commercial parcels vary significantly depending on the location, size, extent of development and ultimate use. Commercial land sales are cyclical and usually have a noticeable positive effect on our earnings in the period they reach settlement.

<u>2007 compared to 2006</u>

Community development land sales revenue decreased $6,481,000 to $14,486,000 for the year ended December 31, 2007 compared to $20,967,000 for the year ended December 31, 2006. The 31% decrease in our community development land sales within our U.S. segment in 2007 is primarily the result of a decrease in delivery of residential lots to Lennar, offset by an increase in the commercial land sales.

Residential Land Sales

For the year ended December 31, 2007, we delivered 34 single-family lots and 44 town-home lots to Lennar, resulting in the recognition of revenues ranging from $121,000 to $78,000 per single family lot and $85,000 to $65,000 per town-home lot plus $2,600 per lot of water and sewer fees, road fees and other off-site fees. The total revenue recognized at initial settlement was $5,964,000 for the year ended December 31, 2007. For the year ended December 31, 2006, we delivered 70 single-family lots and 65 town-home lots to Lennar, resulting in the recognition of revenues ranging from $100,000 to $125,000 per single family lot and $70,000 to $85,000 per town-home lot plus water and sewer fees, road fees and other off-site fees. The total revenue recognized at initial settlement was $13,130,000 for the year ended December 31, 2006. As of December 31, 2007, we had 121 developed single-family lots and 8 finished town-home lots in backlog and ready for delivery.

During the years ended December 31, 2007 and 2006, we also recognized $2,295,000 and $3,434,000, respectively, of additional revenue for lots that were previously sold to Lennar. This additional revenue is based on the final settlement price of the homes as provided by our agreement with Lennar. Currently new town-homes in Fairway Village are priced between $330,000 and $400,000 while single-family homes in Fairway Village are priced between $390,000 and $500,000.

The homes sold by Lennar to the homebuyer in 2007 resulted in a total average final lot price of $120,000 per single family lot and $94,000 per townhome lot. For 2006, the homes sold by Lennar to the homebuyer resulted in a total average final lot price of $135,000 per single family lot. No townhomes were sold to homebuyers in 2006.

Commercial Land Sales

For the year ended December 31, 2007, we sold 12.0 commercial acres in St. Charles for $5,333,000 compared to 14.9 commercial acres for $2,903,000 for the year ended December 31, 2006. Sales in 2007 included two parcels within the O'Donnell Lake Restaurant Park, our latest commercial development project located near the St. Charles Towne Center. These two parcels, totaling approximately

5 acres, were sold for $3.2 million. However, a portion of this revenue was deferred related to certain ongoing development activities. In addition, 2007 commercial sales included three lots, totaling approximately 3 acres, from Town Center Parcel G for approximately $1.4 million. The Parcel G lots were previously developed commercial parcels and also surround St. Charles Town Center. The 2007 lot sales also included four previously developed lots within Henry Ford Circle, totaling approximately 4 acres, for $771,000. As of December 31, 2007, our backlog contained 95.68 commercial acres in St. Charles under contract for a total of $17,097,000.

St. Charles Active Adult Community, LLC - Land Joint Venture

In September 2004, the Company entered into a joint venture agreement with Lennar Corporation for the development of a 352-unit, active adult community located in St. Charles, Maryland. The Company manages the project's development for a market rate fee pursuant to a management agreement. In September 2004, the Company transferred land to the joint venture in exchange for a 50% ownership interest and $4,277,000 in cash. The Company's investment in the joint venture was recorded at 50% of the historical cost basis of the land with the other 50% recorded within our deferred charges and other assets. The proceeds received are reflected as deferred revenue. The deferred revenue and related deferred costs will be recognized into income as the joint venture sells lots to Lennar. In March 2005, the joint venture closed a non-recourse development loan which was amended in September 2006, again in December 2006, and again in October 2007. Most recently, the development loan was modified to provide a one year delay in development of the project, as to date, lot development has outpaced sales. Per the terms of the loan, both the Company and Lennar provided development completion guarantees.

The joint venture sold 48 lots to Lennar's homebuilding division during 2007 compared to 61 lots delivered in 2006. As a result, the Company recognized $1,063,000 in deferred revenue, management fees and off-site fees and $358,000 of deferred costs for the year ended December 31, 2007 compared to $1,294,000 in deferred revenue, management fees and offsite fees and $419,000 of deferred costs for the year ended December 31, 2006.

Gross Margin on Land Sales

The gross margin on land sales was 23% for the year ended December 31, 2007 as compared to 45% for the year ended December 31, 2006. Our gross margins on land sales in the U.S. can fluctuate based on changes in the mix of residential and commercial land sales. The reduction in gross margin between 2007 and 2006 was primarily the result of decreasing our estimate of relative sales values for our residential lots as a result of the downturn in the real estate market and the reduced pricing granted to Lennar during 2007. The revised sales values reduced our estimated gross margins on the residential lot sales to approximately 31% from approximately 50%. In addition, gross margins on commercial sales in 2007 ranged between 49% and 1% with an overall weighted average of approximately 27%. The average gross margins on commercial sales were negatively impacted by increased costs estimates related to the development of certain amenities included within the O'Donnell Lake Restaurant Park.

Customer Dependence

Revenues from Lennar include residential land sales as well as certain management fees. Total revenues from Lennar within our U.S. segment were $9,663,000 for the year ended December 31, 2007 which represents 18% of the U.S. segment's revenue and 11% of our total year-to-date consolidated revenue. No other customers accounted for more than 10% of our consolidated revenue for the year ended December 31, 2007. Loss of all or a substantial portion of our land sales, as well as the joint venture's land sales, to Lennar would have a significant adverse effect on our financial results until such lost sales could be replaced.

<u>2006 compared to 2005</u>

Community development land sales revenue increased $8,564,000 to $20,967,000 for the year ended December 31, 2006 compared to $12,403,000 for the year ended December 31, 2005. The 69% increase in our community development land sales within our U.S. segment in 2006 is the result of our significant investment in residential lot development and delivery of residential lots to Lennar.

Residential Land Sales

For the year ended December 31, 2006, we delivered 70 single-family lots and 65 town-home lots to Lennar, resulting in the recognition of revenues ranging from $100,000 to $125,000 per single family lot and $70,000 to $85,000 per town-home lot plus water and sewer fees, road fees and other off-site fees. For the year ended December 31 2005, we delivered 94 residential lots to Lennar at an initial selling price of $100,000 per lot plus water and sewer fees, road fees and other off-site fees.

During the years ended December 31, 2006 and 2005, we also recognized $3,434,000 and $2,000,000, respectively, of additional revenue for lots that were previously sold to Lennar. This additional revenue is based on the final settlement price of the homes as provided by our agreement with Lennar.

Commercial Land Sales

For the year ended December 31, 2006, we sold 14.9 commercial acres in St. Charles for $2,800,000 compared to 1.34 commercial acres for $200,000 for the year ended December 31, 2005.

St. Charles Active Adult Community, LLC - Land Joint Venture

The joint venture sold 61 lots to Lennar's homebuilding division during the third and fourth quarters of 2006 compared to 25 lots delivered in the fourth quarter of 2005. As a result, the Company recognized $1,294,000 in deferred revenue, management fees and off-site fees and $419,000 of deferred costs for the year ended December 31, 2006 compared to $610,000 in deferred revenue, management fees and offsite fees and $176,000 of deferred costs for the year ended December 31, 2005.

Gross Margin on Land Sales

The gross margins on land sales for the years ended December 31, 2006 and 2005 remained consistent at 45%.

Management and Other Fees - U.S. Operations:

We earn monthly management fees from all of the apartment properties that we own as well as our management of apartment properties owned by third parties and affiliates of J. Michael Wilson. Effective February 28, 2007, the Company's management agreement with G.L. Limited Partnership was terminated upon the sale of the apartment to a third party. Effective April 30, 2006, the Company's management agreement with Chastleton Associates LP terminated when the apartment property was sold to a third party, however, we received an agreed-upon management fee for administrative services through the end of the second quarter 2006. These two properties were previously owned by an affiliate. Management fees generated by each of these properties accounted for less than 1% of the Company's total revenue.

We receive an additional fee from the properties that we manage for their use of the property management computer system and a fee for vehicles purchased by the Company for use on behalf of the properties. The cost of the computer system and vehicles are reflected within depreciation expense.

The Company manages the project development of the joint venture with Lennar for a market rate fee pursuant to a management agreement. These fees are based on the cost of the project and a prorated share is earned when each lot is sold.

This section includes only the fees earned from the non-consolidated properties; the fees earned from the consolidated properties are eliminated in consolidation.

<u>2007 compared to 2006</u>

Management fees decreased $327,000 to $336,000 for the year ended December 31, 2007 as compared to $663,000 for the year ended December 31, 2006. The decrease was primarily the result of the Company no longer providing management services to G.L. Limited Partnership and Chastleton Associates LP.

<u>2006 compared to 2005</u>

Management fees decreased $451,000 to $663,000 for the year ended December 31, 2006 as compared to $1,114,000 for the year ended December 31, 2005. The decrease was primarily the result of implementation of EITF 04-05, resulting in an additional $375,000 eliminated related to the newly consolidated properties. Excluding the impact of EITF 04-05, management and other fees were relatively consistent with the prior periods.

General, Administrative, Selling and Marketing Expense - U.S. Operations:

The costs associated with the oversight of our U.S. operations, accounting, human resources, office management and technology, as well as corporate and other executive office costs are included in this section. ARMC employs the centralized office management approach for its property management services for our properties located in St. Charles, Maryland, our properties located in the Baltimore, Maryland area and the property in Virginia and, to a lesser extent, the other properties that we manage. Our unconsolidated and managed-only apartment properties reimburse ARMC for certain costs incurred at the central office that are attributable to the operations of those properties. In accordance with EITF Topic 01-14, "*Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred*," the cost and reimbursement of these costs are not included in general and administrative expenses, but rather they are reflected as separate line items on the consolidated income statement.

<u>2007 compared to 2006</u>

General, administrative, selling and marketing costs incurred within our U.S. operations increased $1,711,000 to $8,081,000 for the year ended December 31, 2007 compared to $6,370,000 for the same period of 2006. The 27% increase is primarily attributable to a $902,000 increase in consulting expenses and $727,000 related to fees associated with an evaluation of a recapitalization of the Company. The increases in consulting expenses including $408,000 of fees related to a consultant hired to assist the Company with an overall strategic plan. Other increases in consulting included consulting services provided for our FIN 48 implementation during the first quarter of 2007 and consulting services for Sarbanes-Oxley Section 404 ("SOX 404") internal control compliance testing. Other increases included salaries and benefits related to executive retention agreements with our COO and CFO executed in the third quarter of 2007. The salaries and benefits increase was partially offset by reduced bonus accruals for 2007 as bonuses were not awarded to executive management for 2007. Other decreases in general, administrative, selling and marketing costs include decreases in audit and accounting expenses as 2006 amounts included non-recurring fees related to the closing agreement reached with the IRS and a decrease in share appreciation rights expense resulting from the decrease in our share price between periods.

We anticipate additional costs will be incurred as part of the company's strategic planning activities noted above. These costs include, but are not limited to, legal fees, consulting fees, and fees paid to the Special Committee to the Board of Trustees.

<u>2006 compared to 2005</u>

General, administrative, selling and marketing costs incurred within our U.S. operations decreased $537,000 to $6,370,000 for the year ended December 31, 2006, compared to $6,907,000 for the year ended December 31, 2005. The 8% decrease in general, administrative, selling and marketing costs is primarily attributable to a decrease in the expense associated with our outstanding share incentive rights, as a result of a reduction of shares outstanding due to prior year exercises, coupled with a significant increase in the share price during 2005. The decrease was partially offset by an increase in salaries and benefits, and legal fees related to the closing agreement reached with the IRS earlier this year.

Depreciation Expense - U.S. Operations:

<u>2007 compared to 2006</u>

Depreciation expense increased $957,000 to $5,744,000 for the year ended December 31, 2007 compared to $4,787,000 for the same period in 2006. The increase in depreciation is primarily the result of depreciation related to the acquisitions of Milford Station I and Milford Station II and the depreciation related to Sheffield Greens Apartments, all of which accounted for $609,000 of the variance. The balance of the increases relate to the recent refinancings of several properties at the end of 2006 and beginning of 2007. The Company used part of the proceeds to make significant investments in capital improvements at these properties resulting in increased depreciation expense for 2007.

<u>2006 compared to 2005</u>

Depreciation expense increased $958,000 to $4,787,000 for the year ended December 31, 2006 compared to $3,829,000 for the year ended December 31, 2005. As a result of adopting EITF 04-05 in 2006, we added an additional $540,000 of depreciation expense to our 2006 consolidation. The remainder of the increase is attributable to the acquisitions in May 2005 and April 2006 as well as capital improvements made to the existing properties.

Interest Income – U.S. Operations:

2007 compared to 2006

Interest income increased $105,000 to $1,073,000 for the year ended December 31, 2007, as compared to $968,000 for the same period of 2006. The increase was primarily attributable to interest income received on investments of cash received from the various apartment refinancings at the end of 2006 and beginning of 2007. This increase was offset in part by a reduction of the interest income received on the county bond receivables during the year. During 2006, the Company negotiated a written agreement with the County to receive interest income on bond proceeds held in escrow by the County beginning July 1, 2005. Accordingly, 2006 amounts included the recognition of 6 quarters of interest income from the County as the Company.

2006 compared to 2005

Interest income for the year ended December 31, 2006 was $968,000 compared to $145,000 for the year ended December 31, 2005. The $823,000 increase in interest income in 2006 is the result of the recognition of $855,000 of interest income in 2006 related to the Charles County bonds for the period from July 1, 2005 through December 31, 2006, an 18 month period, with no comparable amounts recognized in 2005. During 2006, the Company reached an agreement with Charles County whereby the Company receives interest payments on any undistributed bond proceeds held in escrow by the County. As development activities specified by the bond agreement are completed, the Company draws down the escrowed bond proceeds. The interest agreement is expected to remain effective through the last draw made by the Company, and the Company expects to receive future annual interest payments from the County.

Equity in Earnings from Unconsolidated Entities - U.S. Operations:

2007 compared to 2006

Equity in earnings from unconsolidated entities was the same for the year ended December 31, 2007 as compared to the year ended December 31, 2006. In both periods, the Company recognized a loss of $1,000 from its investment in its unconsolidated real estate entities. We continue to account for our investments in two apartment partnerships, Brookside and Lakeside, using equity accounting, but due to our limited ownership in these partnerships, our recognition of the partnerships' earnings is immaterial.

2006 compared to 2005

For the year ended December 31, 2006, the Company recognized a loss of $1,000 from its investment in its unconsolidated real estate entities compared to the recognition of earnings of $135,000 for the year ended December 31, 2005. With the implementation of the EITF 04-05, effective January 1, 2006, the Company has consolidated the operational results of Huntington and Essex which resulted in the overall decrease in our equity in earnings.

Interest Expense - U.S. Operations:

The Company considers interest expense on all U.S. debt available for capitalization to the extent of average qualifying assets for the period. Interest specific to the construction of qualifying assets, represented primarily by our recourse debt, is first considered for capitalization. To the extent qualifying assets exceed debt specifically identified, a weighted average rate including all other debt of the U.S. segment is applied. Any excess interest is reflected as interest expense. For 2007, 2006 and 2005, the excess interest primarily relates to the interest incurred on the non-recourse debt from our investment properties.

2007 compared to 2006

Interest expense increased $2,769,000 for the year ended December 31, 2007, to $12,621,000, as compared to $9,852,000 for the same period of 2006. The increase in interest expense was primarily attributable to interest expense incurred at new properties, including Sheffield Greens Apartments, Milford Station I and Milford Station II all of which accounted for $1,608,000 of the increase. In addition, the refinancing of several apartment mortgages during the fourth quarter of 2006 and early first quarter 2007 increased interest expense at Fox Chase Apartments, LLC, New Forest Apartments, LLC, Coachman's Apartments LLC and Village Lake Apartments, LLC $1,318,000 for 2007. Additionally, interest expense increased $1,253,000 as a result of accrued interest on uncertain tax positions associated with our implementation of FIN 48 beginning January 1, 2007.

For the year ended December 31, 2007, $1,271,000 of interest was capitalized in the U.S. operations compared to $1,504,000 of interest capitalized during 2006.

2006 compared to 2005

Interest expense for the year ended December 31, 2006 increased $3,055,000 to $9,852,000 compared to $6,797,000 for the year ended December 31, 2005. The increase is primarily the result of EITF 04-05, which added $1,263,000 of interest expense in 2006. Excluding the impact of EITF 04-05, the increase is the result of additional interest expense of $599,000 recognized as a result of the conversion of one of our properties from an interest subsidized property to a market rent property in December 2005, $554,000 on the mortgages of the properties acquired in May 2005 and April 2006, and $200,000 of the write off of pre-payment penalties and other fees from the refinancing of two of our properties mortgages in the fourth quarter of 2006 with no comparable amounts for 2005. The remainder of the increase is related to reduced amounts of capitalized interest for 2006 as completed lots in Fairway Village and completed units in Sheffield Greens were no longer eligible for capitalization.

For the year ended December 31, 2006, $1,504,000 of interest was capitalized in the U.S. operations compared to $944,000 of interest capitalized during 2005.

Minority Interest in Consolidated Entities - U.S. Operations:

Minority interest in consolidated entities includes the minority partner's share of the consolidated partnerships' earnings and distributions to minority partners in excess of their basis in the consolidated partnership. Losses charged to the minority interest are limited to the minority partner's basis in the partnership. Because the minority interest holders in most of our partnerships have received distributions in excess of their basis, we anticipate volatility in minority interest expense. Although this allows us to recognize 100 percent of the income of the partnerships up to accumulated distributions and losses in excess of the minority partner's basis previously required to be recognized as our expense, we will be required to recognize as expense 100 percent of future distributions to minority partners and any subsequent losses.

2007 compared to 2006

Minority interest decreased $280,000 or 45% to $336,000 for the year ended December 31, 2007 compared to $616,000 for the same period in 2006. The decrease was primarily the result of decreased surplus cash distributions in excess of basis made to the limited partners during 2007 as compared to 2006.

2006 compared to 2005

Minority interest for the year ended December 31, 2006 was $616,000 compared to $926,000 for the year ended December 31, 2005. The $310,000 decrease in minority interest expense in 2006 is the result of distributions provided to third party owners in excess of their basis after the refinancing of Terrace in the fourth quarter of 2005 with no comparable distributions made in 2006. This was offset by distributions in excess of basis made to the limited partners of Huntington for which we are now required to consolidate as a result of the implementation of EITF 04-05.

Provision for Income Taxes – U.S. Operations:

The effective tax rates for the years ended December 31, 2007, 2006, and 2005 were 41%, 41% and 54%, respectively. The statutory rate is 40%. The effective tax rate for 2007 differs from the statutory rate as a result of the impact of a statutory rate change effective for 2008 on our net deferred tax assets. This was partially offset by penalties accrued on uncertain tax positions as well as certain nondeductible expenses creating permanent differences. The effective tax rates for 2006 and 2005 differ from the statutory rate due to certain permanent differences and taxation of foreign source interest income without a corresponding foreign tax credit.

Results of Operations - Puerto Rico Operations:

For the year ended December 31, 2007, our Puerto Rico segment generated $7,074,000 of operating income compared to $9,696,000 of operating income generated by the segment for the same period in 2006 and $2,659,000 in 2005. Additional information and analysis of the Puerto Rico operations can be found below.

Rental Property Revenues and Operating Expenses - Puerto Rico Operations:

As of December 31, 2007, nine Puerto Rico-based apartment properties, representing twelve apartment complexes totaling 2,653 units, in which we hold an ownership interest ("Puerto Rico Apartments") qualified for the consolidation method of accounting. The rules of consolidation require that we include within our financial statements the consolidated apartment properties' total revenue and operating expenses. The portions of net income attributable to the interests of the outside owners of these properties and any losses and distributions in excess of the minority owners' basis in those properties are reflected as minority interest expense. As of December 31, 2007, all of the Puerto Rico Apartments were HUD subsidized projects with rental rates governed by HUD.

Prior to January 1, 2006, the Puerto Rico apartments were not included in the Company's consolidated results. Effective January 1, the Company included the Puerto Rico Apartments in their consolidated results as part of the implementation of the provisions of EITF 04-05.

Our Puerto Rico rental property portfolio also includes the operations of a commercial rental property in the community of Parque Escorial, known as Escorial Building One. The company constructed and holds a 100% ownership interest in Escorial Building One, which commenced operations in September 2005. Escorial Building One is a three-story building with approximately 56,000 square feet of offices space for lease. The Company moved the Puerto Rico Corporate Office to the new facilities in the third quarter of 2005 and leases approximately 20% of the building.

<u>2007 compared to 2006</u>

Rental property revenues increased $782,000 or 4% to $22,306,000 for the year ended December 31, 2007 compared to $21,524,000 for the same period of 2006. The increase in our rental property revenues was primarily the result of an overall rent increase of 3% from HUD on our multifamily apartment properties. In addition, rents for our commercial rental property, EOB, increased 35% for the year as a result of lease up efforts and new tenants.

Rental property operating expenses increased $469,000 or 4% to $11,432,000 for the year ended December 31, 2007 compared to $10,963,000 for the same period of 2006. The increase was the result of a 4% increase to our multifamily apartment properties operating expenses driven by overall inflationary adjustments as well as specific above inflation increases noted in utilities, repairs and painting. In addition, operating expenses for our commercial rental property, EOB, increased 6% for the year as a result of amortized concessions related to new tenants as well as a reserve for bad debts.

<u>2006 compared to 2005</u>

Rental property revenues increased $21,466,000 to $21,524,000 for the year ended December 31, 2006 compared to $58,000 for the year ended December 31, 2005. The consolidation of the Puerto Rico Apartments as a result of EITF 04-05, increased rental property revenues by $21,168,000 for the year ended December 31, 2006. Although not included in the consolidated results for the same periods in 2005, rental property revenues from the Puerto Rico Apartments were $20,589,000. The 2.8% increase for the year ended December 31, 2006 was primarily related to increases in rents in such period.

Rental property operating expenses increased $10,302,000 to $10,963,000 for the year ended December 31, 2006 compared to $661,000 for the year ended December 31, 2005. The consolidation of the Puerto Rico Apartments as a result of EITF 04-05 increased rental property operating expenses by $9,862,000 for the year ended December 31, 2006. Although not included in the consolidated results for the same periods in 2005, rental property revenues from the Puerto Rico Apartments were $9,742,000. The 1.2% increase for the year ended December 31, 2006, was primarily due to increases in utilities and other operating expenses, partially offset by a reduction in repairs, painting and rehabilitation of units in such period.

Community Development - Puerto Rico Operations:

Total land sales revenue in any one period is affected by commercial sales which are cyclical in nature and usually have a noticeable positive impact on our earnings in the period in which settlement is made. There were no community development land sales during the years ended December 31, 2007 and 2006. Community land sales were $10,397,000 for the year ended December 31, 2005. In April 2005, the Company sold 7.2 commercial acres for the $7,448,000 and in February 2005, sold 2.5 commercial acres for $2,949,000 in the master-planned community of Parque Escorial. The gross margin on land sales for the year ended December 31, 2005, was 28%. There were no commercial contracts for commercial sales in backlog at December 31, 2007.

Homebuilding – Puerto Rico Operations:

The Company organizes corporations as needed to operate each individual homebuilding project. In April 2004, the Company commenced the construction of a 160-unit mid-rise condominium complex known as Torres del Escorial ("Torres"). The condominium units were offered to buyers in the market in January 2005 and delivery of the units commenced in the fourth quarter of 2005.

2007 compared to 2006

For the year ended December 31, 2007, homebuilding revenues decreased $12,258,000 or 62% to $7,580,000 as compared to $19,838,000 for the year ended December 31, 2006. The decrease in homebuilding revenues was impacted by the slow housing market resulting in a decrease in the number of units sold in the respective periods. For the year ended December 31, 2007, the company sold 29 units at an average selling price of $261,000 as compared to 78 units at an average selling price of $254,000 per unit for the same period of 2006. The gross margins on home sales for the years ended December 31, 2007 and 2006 were 27% and 25%, respectively. The slight increase in gross profit percentages between periods results from the increased sales prices for the units sold during 2007.

As of December 31, 2007, 1 unit of Torres was under contract at a selling price of $239,000. The sales contract is backed by a $6,000 deposit. For the year ended December 31, 2007, the Company had 22 new contracts and 8 canceled contracts. For the year ended December 31, 2006, the Company had 68 new contracts and 42 canceled contracts. The Puerto Rico real estate market has slowed substantially from 2006 to 2007. The reduced pace of sales has impacted the Company somewhat, but not to the same extent as the overall Puerto Rico market decline. The Company currently anticipates that the remaining 21 units in Torres will be sold in 2008 and that its current pricing remains competitive.

2006 compared to 2005

Within the Torres project and during the years ended December 31, 2006 and 2005, 78 and 32 units, respectively, were closed at an average selling price of approximately $254,000 and $ 232,000 per unit, respectively, generating aggregate revenues of $19,838,000 and $7,424,000, respectively. The gross margins on home sales for the years ended December 31, 2006 and 2005 were 25% and 18%, respectively. The increase in the gross profit margin is primarily attributable to two factors. First, the cost of sales in 2005 included certain deferred commission expenses charged as period costs when sales began in 2005. Secondly, the market has allowed for an increase in the selling prices for the units sold within each subsequent building which has improved the gross margins for this project.

Management and Other fees – Puerto Rico Operations:

We earn monthly fees from our management of four non-owned apartment properties and four home-owner associations operating in Parque Escorial. This section currently includes only the fees earned from the non-owned managed entities. For 2005, this section also included fees earned from our previously unconsolidated Puerto Rico Apartments. However, these fees are now eliminated in consolidation.

2007 compared to 2006

Total management fees increased $42,000 or 7%, to $634,000 for the year ended December 31, 2007, as compared to $592,000 for the year ended December 31, 2006. The increase in our management fees resulted from increases in the annual rents, antenna rents and other miscellaneous income in the non-owned apartment properties as well as increases in the management fees received from Parque Escorial Associations during the year.

2006 compared to 2005

Total management fees decreased $1,536,000 to $592,000 for the year ended December 31, 2006, as compared to $2,128,000 for the year ended December 31, 2005. The decrease was primarily the result of the implementation of EITF 04-05 and the elimination of $2,358,000 of management fees in consolidation. On a comparative basis, the management fees decreased $114,000 to $592,000 for the year ended December 31, 2006, as compared to $706,000 for the year ended December 31, 2005. The decrease was primarily due to a broker's fee of $139,000 earned in the sale of a property owned by the Wilson family which was sold to a third party in April 2005, with no comparable fees earned in 2006. This decrease was offset in part during the year 2006 by an increase in management fees from Parque Escorial Association.

General, Administrative, Selling and Marketing Expenses – Puerto Rico Operations:

The costs associated with the oversight of our operations, accounting, human resources, office management and technology are included within this section. The apartment properties reimburse IGP for certain costs incurred at IGP's office that are attributable to the operations of those properties. In accordance with EITF 01-14 the costs and reimbursement of these costs are not included within this section but rather, they are reflected as separate line items on the consolidated income statement. Due to the fact that we moved our corporate office to our new office building, Escorial Office Building One, rent expense and parking expenses are eliminated in consolidation.

2007 compared to 2006

General, administrative, selling and marketing expenses decreased 3% or $76,000 to $2,771,000 during the year ended December 31, 2007, as compared to $2,847,000 for the same period of 2006. The decrease is primarily attributable to a reduction in salaries and benefits due to reduced bonus accruals for 2007 as bonuses were not awarded to executive management for 2007. Partially offsetting this decrease, the Company experienced increases in legal expenses related to the Jalexis matter.

2006 compared to 2005

General, administrative, selling and marketing expenses increased 1% or $15,000 to $2,847,000 during the year ended December 31, 2006, as compared to $2,832,000 for the same period of 2005. The 1% annual increase is attributable to an increase in selling and marketing expenses incurred in the Torres project, with no comparable expense during the same period in 2005 and increases in municipal and property taxes as well as salaries and benefits. These increases were offset in part by a reduction in the expense related to our share appreciation rights as a result of significant increases in our share price in the prior period while the share price in the current period remained relatively constant, a reduction in office and parking rents, as well as decreases in bad debts, consulting and outside tax services, legal services and miscellaneous general expenses.

Depreciation Expense – Puerto Rico Operations:

2007 compared to 2006

Depreciation expense for the year ended December 31, 2007 increased $79,000 or 2% to $3,694,000 as compared to $3,615,000 for the year ended December 31, 2006. The increase in depreciation expense resulted from improvements made to our multifamily apartment properties during 2007.

2006 compared to 2005

Depreciation expense for the year ended December 31, 2006 was $3,615,000 compared to $213,000 for the same period in 2005. The $3,402,000 increase is primarily attributable to the adoption of EITF 04-05 and the inclusion of the Puerto Rico apartments within the consolidated results. Depreciation expense, excluding the impact of EITF 04-05 increased $164,000 to $377,000 for the year ended December 31, 2006 compared to $213,000 for the same period in 2005. The increase primarily is attributable to the depreciation expense in Escorial Building One, our new commercial office building and related depreciation for new corporate office furniture and leasehold improvements.

Interest Income – Puerto Rico Operations:

2007 compared to 2006

Interest income increased $94,000 to $231,000 for the year ended December 31, 2007, as compared to $137,000 for the same period of 2006. The increase was primarily attributable to the receipt of accrued interest from the El Monte note receivable during January 2007 that had been previously deferred.

2006 compared to 2005

Interest income for the year ended December 31, 2006 was $137,000 compared to $722,000 for the year ended December 31, 2005. The $585,000 decrease in interest is the result of interest income recognized in 2005 related to the discount taken on final payment of a related party note with no comparable amounts recognized in 2006.

Equity in Earnings from Partnerships and Sponsor and Developer fees – Puerto Rico Operations:

As of December 31, 2007, we account for our limited partner investment in commercial rental properties owned by ELI and El Monte under the equity method of accounting. The earnings from our investment in ELI and El Monte are reflected within this section. The recognition of earnings depends on our investment basis in the property, and where the partnership is in the earnings stream.

Prior to January 1, 2006, the Company accounted for its investment in the Puerto Rico Apartments under the equity method of accounting and, accordingly, reflected the Company's shares of earnings in this section. With the implementation of the EITF 04-05, effective January 1, 2006, the Company consolidated the operating results of its apartment partnerships.

2007 compared to 2006

Equity in earnings from unconsolidated entities for the year ended December 31, 2007 was $2,193,000 compared to $683,000 for the same periods of 2006. The $1,510,000 increase was the related to the payment in full of the $1,500,000 note receivable from El Monte. The note was received as part of the sale of the El Monte facility, at which point the Company determined that the cost recovery method of accounting was appropriate for gain recognition. Accordingly, revenue was deferred until collection of the note receivable, which occurred in January 2007.

2006 compared to 2005

Equity in earnings from partnerships decreased $325,000 to $683,000 for the year ended December 31, 2006 compared to $1,008,000 for the year ended December 31, 2005. With the implementation of EITF 04-05, effective January 1, 2006, the Company has consolidated the operational results of its Puerto Rico Apartments which resulted in the overall decrease in our equity in earnings. The remainder of the decrease is related to operating, financial and depreciation expenses increasing at a greater rate than the revenues of our investments accounted for using the equity method of accounting.

Interest Expense – Puerto Rico Operations:

The Company considers interest expense on all Puerto Rico debt available for capitalization to the extent of average qualifying assets for the period. Interest specific to the construction of qualifying assets is first considered for capitalization. To the extent qualifying assets exceed debt specifically identified a weighted average rate including all other debt of the Puerto Rico segment is applied. Any excess interest is reflected as interest expense. For 2007, 2006 and 2005, the excess interest primarily relates to the interest incurred on the non-recourse debt from our investment properties.

2007 compared to 2006

For the year ended December 31, 2007, interest expense decreased $849,000 or 12% to $6,208,000 as compared to $7,057,000 for the same period of 2006. The decrease in interest expense is attributable to the write off of deferred financing costs related to the refinancing of one of the Puerto Rico apartment properties in the fourth quarter of 2006, with no comparable write-offs for the same period in 2007.

The Company capitalized $180,000 of interest in the Puerto Rico segment in 2007 compared to $1,225,000 of interest capitalized in 2006.

2006 compared to 2005

Interest expense for the year ended December 31, 2006 increased $7,893,000 to $7,057,000 compared to ($836,000) for the year ended December 31, 2005. Interest expense for the year increased $6,324,000 as a result of the adoption of EITF 04-05 and the addition of interest expense related to the apartment partnerships' non-recourse mortgages. The remainder of the increase is attributable to the $982,000 reversal of accrued interest in 2005 as a result of the closing agreement reached with the IRS, with no comparable amount in 2006; and interest expense of $632,000 incurred in 2006 on the new office building mortgage, compared to $105,000 in 2005.

The Company capitalized $1,225,000 of interest in the Puerto Rico segment in 2006 compared to $1,371,000 of interest capitalized in 2005.

Minority Interest in Consolidated Entities – Puerto Rico Operations:

As a result in implementing EITF 04-05, our Puerto Rico segment now records minority interest expense related to the minority partners' share of the consolidated apartment partnerships earnings and distributions to minority partners in excess of their basis in the consolidated partnership. Losses charged to the minority interest are limited to the minority partners' basis in the partnership. Because the minority interest holders in most of our partnerships have received distributions in excess of their basis, we anticipate volatility in minority interest expense. Although this allows us to recognize 100 percent of the income of the partnerships up to accumulated distributions and losses in excess of the minority parnter's basis previously required to be recognized as our expense, we will be required to expense 100 percent of future distributions to minority partners and any subsequent losses.

2007 compared to 2006

Minority interest for the year ended December 31, 2007 was $1,452,000 as compared to $2,404,000 for the same period of 2006. The $952,000 decrease in minority interest expense was primarily the result of reduced regular distributions from the surplus cash and reduced distributions from refinancings to the minority owners in excess of their basis from our consolidated apartment partnerships for the year ended December 31, 2007 compared to the same period in 2006. In the second quarter of 2006, the Company made distributions of $1,100,000 to the limited partners of Colinas de San Juan related to the mortgage refinancing of the related properties. In the first quarter of 2007, the company made refinancing distributions of $400,000 to the limited partners of Carolina Associates related to the mortgage refinancing of the related properties. The remainder of the difference represents a decrease in the operating cash distributions made between the respective periods.

2006 compared to 2005

Minority interest for the year ended December 31, 2006, was $2,404,000 as compared to zero for the year ended December 31, 2005. The minority interest expense for the period was primarily the result of distributions to the minority owners in excess of their basis from our consolidated apartment partnerships. During 2006, surplus cash distributions of $1,249,000 were made from the consolidated apartment partnerships to the minority owners in excess of their basis. In addition, the mortgage of one of our consolidated apartment partnerships was refinanced and as a result, additional distributions of $1,100,000 were made to the minority partners.

Provision for Income Taxes – Puerto Rico Operations:

The effective tax rate for 2007, 2006 and 2005 were 43%, 28% and (20)%, respectively. The statutory rate is 29%. The difference in the statutory tax rate and the effective tax rate for the year ended December 31, 2007 is primarily due to the double taxation on the earnings of our wholly owned corporate subsidiary, ICP. As a result of a non-recurring gain recorded in the first quarter 2007 related to its investment in El Monte, ICP's current taxes payable and ACPT's related deferred tax liability on the ICP undistributed earnings experienced a considerable increase. The effective tax rate for the year ended December 31, 2006 differs from the statutory rate due to U.S. taxes on Puerto Rico source income without the full benefit of the foreign tax credit offset by special tax exempt income. The difference in the statutory tax rate and the effective tax rate for the year ended December 31, 2005 is primarily the result of the resolution of income tax matters, which resulted in a benefit to income taxes of $2,421,000.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

As of December 31, 2007, the Company had cash and cash equivalents of $24,912,000 and $20,223,000 in restricted cash. The following table sets forth the changes in the Company's cash flows ($ in thousands):

	Years Ended December 31		
	2007	2006	2005
Operating Activities	$ **(5,466)**	$ 9,317	$ (3,148)
Investing Activities	**(7,350)**	(39,161)	(9,265)
Financing Activities	**10,269**	36,147	17,431
Net Increase in Cash	$ **(2,547)**	$ 6,303	$ 5,018

Operating Activities

For the year ended December 31, 2007, operating activities used $5,466,000 of cash flows compared to $9,317,000 of cash flows provided by operating activities for the year ended December 31, 2006. The $14,783,000 decrease in cash flows from operating activities was primarily related to the $12,258,000 decrease in homebuilding sales between periods and a decrease in community development land sales of $6,481,000. Operating cash flows were also impacted by $30,087,000 of additions to our community development assets for the year ended December 31, 2007, $4,967,000 in excess of the additions during the same period of 2006. These uses of cash were offset by a decrease of $5,694,000 in our homebuilding expenditures for the year ended December 31, 2007, as compared to the same period in 2006. The Torres project was undergoing significant construction during 2006, which was substantially completed by year end December 31, 2006. In addition, the company received a $2,000,000 fee during the second quarter 2007 related to a right of way agreement, which was recorded as a reduction in the basis of the project. From period to period, cash flow from operating activities is also impacted by changes in our net income, as discussed more fully above under "Results of Operations," as well as other changes in our receivables and payables.

Investing Activities

For the year ended December 31, 2007, net cash used in investing activities was $7,350,000 compared to $39,161,000 for the same period of 2006. Cash provided by or used in investing activities generally relates to increases in our investment portfolio through acquisition, development or construction of rental properties and land held for future use, net of returns on our investments. The $31,811,000 decrease in the cash used in investing activities between periods was primarily the result of $21,507,000 additions to our rental property portfolio in the United States, through acquisition and construction during the year ended December 31, 2006, compared to $7,542,000 in the same period of 2007. This decrease primarily related to the acquisition of Milford I and Milford II during 2006, with no comparable acquisitions in 2007. In addition, we invested $19,972,000 in the construction of Sheffield Greens apartments during 2007 compared to $598,000 needed to complete the construction in 2007. These differences were partially offset by the 11 additional properties added to our consolidation as of January 1, 2006, under the new provisions of EITF-04-05, at which point we added $4,723,000 to the consolidated cash balance.

Financing Activities

For the year ended December 31, 2007, net cash provided by financing activities was $10,269,000 as compared to $36,147,000 for the year ended December 31, 2006. This decrease in cash provided by financing activities was primarily the result of the net differences in the timing of apartment acquisitions, timing and increases in mortgage amounts for properties refinanced, differences in county bond proceeds, dividends to shareholders and debt curtailment from sales, differences between the years end December 31, 2007 and 2006. During 2006, cash provided by financing activities included the mortgages, $11,836,000, on the two properties acquired that year and $22,351,000 of construction draws for Sheffield Greens Apartments. We borrowed $4,567,000 to complete Sheffield Greens and there were no other acquisitions in 2007. Distributions to minority property owners decreased in 2007 compared to 2006 as a result of reduced refinancing distributions between periods. The Company paid dividends to shareholders for the first three quarters of 2007, but suspended dividend payments in the fourth quarter compared to four quarterly dividends and a non-recurring special dividend distribution made in the comparable period of 2006. Partially offsetting these decreases was an increase of $1,430,000 in the addition proceeds generated from the refinancing of mortgages and an increase in draws on the Charles County bond escrow during the year ended December 31, 2007 compared to the same period in 2006. A decrease in debt repayments from home sales as 2006 included curtailments of the Torres construction loan with no curtailments recorded in 2007 since the facility was repaid in December 2006 contributed to the offset.

Contractual Financial Obligations

Recourse Debt - U.S. Operations

On April 14, 2006, the Company closed a three-year $14,000,000 revolving line of credit loan ("the Revolver") secured by a first lien deed of trust on property located in St. Charles, MD. The maximum amount of the loan at any one time is $14,000,000. The facility includes various sub-limits on a revolving basis for amounts to finance apartment project acquisitions and land development in St. Charles. The terms require certain financial covenants to be calculated annually as of December 31, including a tangible net worth to senior debt ratio for ALD and a minimum net worth test for ACPT. The Company was in compliance with these financial covenants as of December 31, 2007 even though no amounts were outstanding on the Revolver.

Pursuant to an agreement reached between ACPT and the Charles County Commissioners in 2002, the Company agreed to accelerate the construction of two major roadway links to the Charles County (the "County") road system. As part of the agreement, the County agreed to issue general obligation public improvement Bonds (the "Bonds") to finance $20,000,000 of this construction guaranteed by letters of credit provided by Lennar as part of a residential lot sales contract for 1,950 lots in Fairway Village. The Bonds were issued in three installments with the final $6,000,000 installment issued in March 2006. The Bonds bear interest rates ranging from 4% to 8%, for a blended lifetime rate for total Bonds issued to date of 5.1%, and call for semi-annual interest payments and annual principal payments and mature in fifteen years. Under the terms of bond repayment agreements between the Company and the County, the Company is obligated to pay interest and principal on the full amount of the Bonds; as such, the Company recorded the full amount of the debt and a receivable from the County representing the undisbursed Bond proceeds to be advanced to the Company as major infrastructure development within the project occurs. As part of the agreement, the Company will pay the County a monthly payment equal to one-sixth of the semi-annual interest payments and one-twelfth of the annual principal payment due on the Bonds. The County also requires ACPT to fund an escrow account from lot sales that will be used to repay this obligation.

In August 2005, the Company signed a memorandum of understanding ("MOU") with the Charles County Commissioners regarding a land donation that is anticipated to house a planned minor league baseball stadium and entertainment complex. Under the terms of the MOU, the Company donated 42 acres of land in St. Charles to the County on December 31, 2005. The Company also agreed to expedite off-site utilities, storm-water management and road construction improvements that will serve the entertainment complex and future portions of St. Charles so that the improvements will be completed concurrently with the entertainment complex. The County will be responsible for infrastructure improvements on the site of the complex. In return, the County agreed to issue $7,000,000 of general obligation bonds to finance the infrastructure improvements. In March 2006, $4,000,000 of bonds were issued for this project, with an additional $3,000,000 issued in March 2007. The funds provided by the County for this project will be repaid by ACPT over a 15-year period. In addition, the County agreed to issue an additional 100 school allocations a year to St. Charles commencing with the issuance of bonds. The County has agreed to provide and additional $3 million from bond issuances in 2008 to complete this project.

In December 2006, the Company reached an agreement with Charles County whereby the Company receives interest payments on any undistributed bond proceeds held in escrow by the County. The agreement covers the period from July 1, 2005, through the last draw made by the Company. For the years ended December 31, 2007 and 2006, the Company recognized $540,000 and $855,000 of interest income on these escrowed funds, respectively.

Recourse Debt - Puerto Rico Operations

Substantially all of the Company's 490 acres of community development land assets in Parque El Comandante within the Puerto Rico segment are encumbered by recourse debt. The homebuilding and land assets in Parque Escorial are unencumbered as of December 31, 2007. On September 1, 2006, LDA secured a revolving line of credit facility of $15,000,000 to be utilized as follows: (i) to repay its outstanding loan of $800,000; and (ii) to fund development costs of a project in which the Company plans to develop a planned community in Canovanas, Puerto Rico, to fund acquisitions and/or investments mainly in real estate ventures, to fund transaction costs and expenses, to fund future payments of interest under the line of credit and to fund any future working capital needs of the Company. The line of credit bears interest at a fluctuating rate equivalent to the LIBOR Rate plus 200 basis points (7.23% at December 31, 2007) and matures on August 31, 2008. The outstanding balance of this facility on December 31, 2007, was $1,725,000.

Non-Recourse Debt - U.S. Operations

As more fully described in Note 4 to our Consolidated Financial Statements included in this Form 10-K, the non-recourse apartment properties' debt is collateralized by apartment projects. As of December 31, 2007, approximately 38% of this debt is secured by the Federal Housing Administration ("FHA") or the Maryland Housing Fund. Material changes during 2007 to the Non-Recourse debt consists of newly acquired debt and the refinancing of existing debt.

Non-recourse debt within our U.S. operations also includes the conversion, on October 16, 2007, of the construction loan to a $27,008,000 40 year non-recourse mortgage on our newest property, Sheffield Greens Apartments. The loan has a fixed interest rate of 5.47%, and requires principal and interest payments until maturity. The loan is subject to a HUD regulatory agreement and provides for covenants and events of default that are customary for mortgage loans insured by the Federal Housing Authority.

On January 31, 2007, Coachman's Apartments, LLC ("Coachman's"), a majority-owned subsidiary of the Company, secured a non-recourse mortgage of $11,000,000. The ten-year loan, amortized over 30 years, has a fixed interest rate of 5.555%, requires principal and interest payments through maturity and a balloon payment at the maturity date, February 1, 2017. The prior mortgage of $6,020,000 was repaid and the net proceeds from the refinancing were used for overall apartment property improvements, the repayment of recourse debt, and to fund other development activities.

On February 1, 2007, Village Lake Apartments, LLC ("Village Lake"), a majority-owned subsidiary of the Company, secured a non-recourse mortgage of $9,300,000. The ten-year loan, amortized over 30 years, has a fixed interest rate of 5.72%, requires principal and interest payments through maturity and a balloon payment at the maturity date, February 1, 2017. The prior mortgage of $6,981,000 was repaid and the net proceeds from the refinancing were used for overall apartment property improvements, the repayment of recourse debt, and to fund other development activities.

Non-Recourse Debt - Puerto Rico Operations

As more fully described in Note 4 to our Consolidated Financial Statements included in this Form 10-K, the non-recourse debt is collateralized by the respective multifamily apartment project or commercial building. As of December 31, 2007, approximately 1% of this debt is secured by the Federal Housing Administration ("FHA"). There were no significant changes to our non-recourse debt obligations during the year ended December 31, 2007.

Purchase Obligations and Other Contractual Obligations

In addition to our contractual obligations described above, we have other purchase obligations consisting primarily of contractual commitments for normal operating expenses at our apartment properties, recurring corporate expenditures including employment, consulting and compensation agreements and audit fees, non-recurring expenditures such as improvements at our investment properties, the construction of the new projects in St. Charles, costs associated with our land development contracts for the County's road projects and the development of our land in the U.S. and Puerto Rico. Our U.S. and Puerto Rico land development and construction contracts are subject to increases in cost of materials and labor and other project overruns. Our overall capital requirements will depend upon acquisition opportunities, the level of improvements on existing properties and the cost of future phases of residential and commercial land development. As of December 31, 2007, the Company had approximately $37 million of total outstanding purchase obligations.

As of December 31, 2007, the Company has $15,954,000 recorded as accrued income tax liabilities and $2,814,000 as accrued interest on unpaid income tax liabilities related to uncertain tax positions as required by the provisions of FIN 48. We are unable to reasonably estimate the ultimate amount or timing of settlement of these liabilities. See Note 10 in the Notes to Consolidated Financial Statements for further discussion.

Liquidity Requirements

Our short-term liquidity requirements consist primarily of obligations under capital and operating leases, normal recurring operating expenses, regular debt service requirements, non-recurring expenditures and certain strategic planning expenditures. The Company has historically met its liquidity requirements from cash flow generated from residential and commercial land sales, home sales, property management fees, rental property revenue, and financings

Pursuant to agreements with the Charles County Commissioners, the Company is committed to completing $19.0 million of infrastructure. The Company anticipates the completion of several of these projects in 2008 which will open up access to future villages and satisfy certain obligations to the Charles County Commissioners. The Company anticipates total development spending related to these infrastructure projects of $7,205,000 for 2008. As of December 31, 2007, $2,294,000 of County bond proceeds remains available to fund select portions of this development. In addition, the Company anticipates the issuance of another $3,000,000 bond in March of 2008, of which $1,979,000 is expected to fund development in 2008. In addition, $8.2 million of development is currently under contract and is expected to be incurred over the next 12 months. The difference between the cost of these projects and any bond proceeds available to fund these expenditures will be funded out of cash flow and/or our $14,000,000 revolving credit facility. We currently have contracts in place for an additional $486,000 of planning and development costs in Puerto Rico of which $250,000 is expected to be incurred in 2008. Our $15,000,000 credit facility will be used to fund these expenditures. Further, we may seek additional development loans and permanent mortgages for continued development and expansion of other parts of St. Charles and Parque Escorial, potential opportunities in Florida and other potential rental property opportunities.

In July 2007, J. Michael Wilson filed a Form 13 D/A announcing the Wilson family's intentions to obtain an investor for a potential management buyout of the company. During 2008, ACPT will incur expenses related to any proposed transaction presented to the Special Committee of ACPT's Board of Trustees, as well as strategic planning expenses.

Management has noted a current reduction in the demand for residential real estate in the St. Charles and Parque Escorial markets. Should this reduced demand result in a significant decline in the prices of real estate in the St. Charles and Parque Escorial markets or defaults on our sales contracts, it could adversely impact our cash flows. Although Lennar is contractually obligated to take 200 lots per year, the market is not currently sufficient to absorb this sales pace. Accordingly, Lennar's management requested and the Company granted a reduction of the 200 lot requirement for 2007. Management agreed to accept a total of 78 lots as satisfaction of their lot takedown requirement for 2007. In addition, the Company agreed to a temporary price reduction to 22.5% of the selling price of the home for 100 lots, 49 of which Lennar agreed purchase prior to June 1, 2008. Should Lennar not comply with their obligations pursuant our amended contract or there be a reduced demand for our commercial property our cash flow would be adversely impacted.

As a result of our existing commitments and the downturn in the residential real estate market, management expects to use its resources conservatively in 2008. As such, the Board of Trustees elected not to award 2007 bonuses to executive management or declare a dividend to our shareholders for the first quarter 2008. Anticipated cash flow from operations, existing loans, refinanced or extended loans, and new financing are expected to meet our financial commitments for the next 12 months. However, there are no assurances that these funds will be generated. The Company will evaluate and determine on a continuing basis, depending upon market conditions and the outcome of events described under the section titled "Forward-Looking Statements," the most efficient use of the Company's capital, including acquisitions and dispositions, purchasing, refinancing, exchanging or retiring certain of the Company's outstanding debt obligations, distributions to shareholders and its existing contractual obligations.

DEBT GUARANTEES AND OTHER OBLIGATIONS

ACPT and its subsidiaries typically provide guarantees for another subsidiary's loan or letters of credit. In many cases more than one company guarantees the same debt. All of these companies are consolidated and the debt or other financial commitment is included in ACPT's consolidated financial statements. These guarantees should not impair our ability to conduct our business through our subsidiaries or to pursue our development plans.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has been moderate in recent years. In general, we attempt to minimize any inflationary effect by increasing our market rents, land prices and home prices. However, in recent history, the increases in the HUD subsidies for the Puerto Rico multifamily rental properties have not offset the increases in the operating costs of the related properties resulting in a negative impact on our cash flow.

INTERCOMPANY DIVIDEND RESTRICTIONS

A significant portion of our debt and regulatory agreements require us to abide by covenants which, among other things, limit the availability of our subsidiaries to pay dividends or distributions. The regulatory agreements governing the apartment properties limit the dividend to annual or semi-annual distributions of no more than surplus cash. In addition, within the Puerto Rico segment the distributions of two multifamily rental property partnerships are limited; one is limited to a specified annual cumulative rate of 6% and another is limited to a maximum distribution amount of $146,000. These restrictions are not expected to impair our ability to conduct our business through our subsidiaries or to pursue our development plans. Further, these partnerships have made distributions or have accumulated losses in excess of the investment, resulting in equity deficits. Accordingly, no equity is restricted related to these subsidiaries as of December 31, 2007.

As discussed above, during 2006 the Company closed on the Revolver, a $14,000,000 revolving credit facility. The Revolver requires that ALD have a Senior Debt to Equity Ratio, as defined by the agreement, of not more than 3 to 1. As of December 31, 2007, no balances were outstanding on the Revolver, and accordingly, no amounts were restricted at year end.

ACPT DIVIDEND RESTRICTIONS

In addition to the ALD Senior Debt to Equity covenant, the Revolver requires ACPT to maintain a Minimum Net Worth of $10,862,000. As of December 31, 2007, no balances were outstanding on the Revolver, and accordingly, no amounts were restricted at year end.

INSURANCE AND RISK OF UNINSURED LOSS

We carry various lines of insurance coverage for all of our investment properties, including property insurance and believe that we are adequately covered against normal risks. These policies, and other insurance policies we carry, have policy specifications, insured limits and deductibles that we consider commercially reasonable.

We renewed our insurance coverage on May 1, 2006 for our Puerto Rico operations and October 1, 2006 for our U.S. operations for one-year policy terms. Although the insurance coverage provided for in the renewal policies did not materially change from the preceding year, our overall premium costs decreased by 1% as compared to the prior policy year.

Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Although the occurrence of mold at multifamily and other structures, and the need to remediate such mold, is not a new phenomenon, there has been increased awareness in recent years that certain molds may in some instances lead to adverse health effects, including allergic or other reactions. To help limit mold growth, we educate residents about the importance of adequate ventilation and request or require that they notify us when they see mold or excessive moisture. We have established procedures for promptly addressing and remediating mold or excessive moisture from apartment homes when we become aware of its presence regardless of whether we or the resident believe a health risk is present. However, we cannot assure that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected community and could be exposed to other liabilities. We cannot assure that we will have coverage under our existing policies for property damage or liability to third parties arising as a result of exposure to mold or a claim of exposure to mold at one of our apartment properties.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

To the Board of Trustees and Shareholders of
American Community Properties Trust

We have audited the accompanying consolidated balance sheets of American Community Properties Trust and subsidiaries (a Maryland real estate investment trust) (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Community Properties Trust and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted the provisions of Emerging Task Force Issue 04-5, "Determining Whether a General Partner, or the General Partner, as a Group Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."

As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

Ernst + Young LLP

McLean, Virginia
March 13, 2008

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share amounts)		
Revenues			
Rental property revenues	$ 60,722	$ 54,029	$ 22,566
Community development-land sales	14,486	20,967	22,800
Homebuilding-home sales	7,580	19,838	7,424
Management and other fees, substantially all from related entities	941	1,228	3,237
Reimbursement of expenses related to managed entities	1,647	2,101	6,286
Total revenues	85,376	98,163	62,313
Expenses			
Rental property operating expenses	30,644	27,013	10,790
Cost of land sales	11,169	11,607	14,233
Cost of home sales	5,549	14,833	6,122
General, administrative, selling and marketing	10,847	9,212	9,734
Depreciation and amortization	9,438	8,402	4,042
Expenses reimbursed from managed entities	1,647	2,101	6,286
Total expenses	69,294	73,168	51,207
Operating Income	**16,082**	**24,995**	**11,106**
Other income (expense)			
Interest and other income	1,392	1,673	895
Equity in earnings from unconsolidated entities	2,192	682	1,143
Interest expense	(18,726)	(16,845)	(5,363)
Minority interest in consolidated entities	(1,788)	(3,020)	(926)
Income (loss) before provision (benefit) for income taxes	**(848)**	**7,485**	**6,855**
Provision (benefit) for income taxes	(307)	2,894	(690)
Net income (loss)	**$ (541)**	**$ 4,591**	**$ 7,545**
Earnings/(loss) per share –Basic and Diluted	**$ (0.10)**	**$ 0.88**	**$ 1.45**
Weighted average shares outstanding:			
Basic and Diluted	**5,207**	**5,201**	**5,195**
Cash dividends per share	**$ 0.30**	**$ 0.83**	**$ 0.40**

The accompanying notes are an integral part of these consolidated statements.

Note:
The income statement for the year ended December 31, 2007 reflects the adoption of Financial Accounting Standards Board Interpretation No. 48 "Account for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007 (Refer to Note 2 and 10).

The income statement for the year ended December 31, 2007 and 2006 reflects the adoption of Emerging Issues Task Force Issue 04-05, *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,"* ("EITF 04-05") on January 1, 2006 (Refer to Note 2).

	As of December 31,	
	2007	2006
	(In thousands, except share and per share amounts)	
ASSETS		
ASSETS:		
Investments in real estate:		
Operating real estate, net of accumulated depreciation of $150,292and $142,458 respectively	$ 164,352	$ 142,046
Land and development costs	84,911	67,745
Condominiums under construction	4,460	9,226
Rental projects under construction or development	853	24,430
Investments in real estate, net	254,576	243,447
Cash and cash equivalents	24,912	27,459
Restricted cash and escrow deposits	20,223	19,677
Investments in unconsolidated real estate entities	6,528	6,591
Receivable from bond proceeds	5,404	13,710
Net accounts receivable	2,676	4,320
Deferred tax assets	34,075	18,157
Property and equipment, net of accumulated depreciation	1,045	1,157
Deferred charges and other assets, net of amortization of $2,764 and $1,655 respectively	11,285	12,181
Total Assets	$ 360,724	$ 346,699
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Non-recourse debt	$ 279,981	$ 270,720
Recourse debt	25,589	29,351
Accounts payable and accrued liabilities	24,874	24,191
Deferred income	3,214	3,591
Accrued current income tax liability	14,620	2,992
Total Liabilities	348,278	330,845
SHAREHOLDERS' EQUITY		
Common shares, $.01 par value, 10,000,000 shares authorized, 5,229,954 shares shares issued and outstanding as of December 31, 2007 and December 31, 2006.	52	52
Treasury stock, 67,709 shares at cost	(376)	(376)
Additional paid-in capital	17,377	17,238
Retained (deficit) earnings	(4,607)	(1,060)
Total Shareholders' Equity	12,446	15,854
Total Liabilities and Shareholders' Equity	$ 360,724	$ 346,699

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares			Additional	Retained	
	Number	Par Value	Treasury Stock	Paid-in Capital	(Deficit) Earnings	Total
	(In thousands, except share amounts)					
Balance December 31. 2004	5,191,554	$ 52	$ (376)	$ 16,964	$ 12,251	$ 28,891
Net income	-	-	-	-	7,545	7,545
Dividends paid	-	-	-	-	(2,048)	(2,048)
Issuance of shares to Trustees	6,400	-	-	102	-	102
Balance December 31, 2005	5,197,954	52	(376)	17,066	17,748	34,490
Net income	-	-	-	-	4,591	4,591
Dividends paid	-	-	-	-	(4,261)	(4,261)
Cumulative effect of change in accounting for EITF 04-05	-	-	-	-	(19,138)	(19,138)
Issuance of shares and restricted shares to Trustees	32,000	-	-	172	-	172
Balance December 31, 2006	5,229,954	52	(376)	17,238	(1,060)	15,854
Net loss	-	-	-	-	(541)	(541)
Dividends Paid	-	-	-	-	(1,548)	(1,548)
Cumulative effect of change in accounting for FIN 48	-	-	-	-	(1,458)	(1,458)
Vesting of restricted trustee shares	-	-	-	139	-	139
Balance December 31, 2007	**5,229,954**	**$ 52**	**$ (376)**	**$ 17,377**	**$ (4,607)**	**$ 12,446**

The accompanying notes are an integral part of these consolidated statements.

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash Flows from Operating Activities			
Net income/(loss)	$ (541)	$ 4,591	$ 7,545
Adjustments to reconcile net income/(loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	9,438	8,402	4,042
Distribution to minority interests in excess of basis	1,988	2,973	922
Benefit for deferred income taxes	(6,044)	(2,706)	(4,248)
Equity in earnings-unconsolidated entities	(2,191)	(682)	(1,143)
Distribution of earnings from unconsolidated entities	692	682	1,388
Cost of land sales	11,169	11,607	14,233
Cost of home sales	5,549	14,833	6,122
Stock based compensation expense	12	244	1,036
Amortization of deferred loan costs	920	1,588	392
Changes in notes and accounts receivable	1,644	(2,387)	300
Additions to community development assets	(30,087)	(25,120)	(20,793)
Right of way easement	2,000	-	-
Homebuilding-construction expenditures	(744)	(6,438)	(13,068)
Deferred income-joint venture	(377)	(370)	(122)
Changes in accounts payable, accrued liabilities	1,106	2,100	246
Net cash (used in) provided by operating activities	(5,466)	9,317	(3,148)
Cash Flows from Investing Activities			
Investment in office building and apartment construction	(598)	(19,972)	(3,739)
Change in investments - unconsolidated entities	1,562	61	1,819
Cash from newly consolidated properties	-	4,723	-
Change in restricted cash	(546)	136	(936)
Additions to rental operating properties, net	(7,542)	(21,507)	(5,687)
Other assets	(226)	(2,602)	(722)
Net cash used in investing activities	(7,350)	(39,161)	(9,265)
Cash Flows from Financing Activities			
Cash proceeds from debt financing	24,957	121,694	38,494
Payment of debt	(21,129)	(81,958)	(20,481)
County Bonds proceeds, net of undisbursed funds	9,977	3,645	2,388
Payments of distributions to minority interests	(1,988)	(2,973)	(922)
Dividends paid to shareholders	(1,548)	(4,261)	(2,048)
Net cash provided by financing activities	10,269	36,147	17,431
Net Increase (Decrease) in Cash and Cash Equivalents	(2,547)	6,303	5,018
Cash and Cash Equivalents, Beginning of Year	27,459	21,156	16,138
Cash and Cash Equivalents, End of Year	$ 24,912	$ 27,459	$ 21,156

The accompanying notes are an integral part of these consolidated statements.

(1) ORGANIZATION

American Community Properties Trust ("ACPT") was formed on March 17, 1997 as a real estate investment trust under Title 8 of the Corporations and Associates Article of the Annotated Code of Maryland. ACPT was formed to succeed to most of Interstate General Company L.P.'s ("IGC" or "Predecessor") real estate operations.

On October 5, 1998 IGC transferred to ACPT the common shares of four subsidiaries that collectively comprised the majority of the principal real estate operations and assets of IGC. In exchange, ACPT issued to IGC 5,207,954 common shares of ACPT, all of which were distributed ("the Distribution") to the partners of IGC. IGC distributed to its partners the 5,207,954 common shares of ACPT, resulting in the division of IGC's operations into two companies.

ACPT is a self-managed holding company that is primarily engaged in the investment of rental properties, property management services, community development, and homebuilding. These operations are concentrated in the Washington, D.C. metropolitan area and Puerto Rico and are carried out through American Rental Properties Trust ("ARPT"), American Rental Management Company ("ARMC "), American Land Development U.S., Inc. ("ALD") and IGP Group Corp. ("IGP Group") and their subsidiaries.

ACPT is taxed as a U.S. partnership and its taxable income flows through to its shareholders. ACPT is subject to Puerto Rico taxes on IGP Group's taxable income, generating foreign tax credits that have been passed through to ACPT's shareholders. A federal tax regulation has been proposed that could eliminate the pass through of these foreign tax credits to ACPT's shareholders. Comments on the proposed regulation are currently being evaluated with the final regulation expected to be effective for tax years beginning after the final regulation is ultimately published in the Federal Register. ACPT's federal taxable income consists of certain passive income from IGP Group, a controlled foreign corporation, distributions from IGP Group and dividends from ACPT's U.S. subsidiaries. Other than Interstate Commercial Properties ("ICP"), which is taxed as a Puerto Rico corporation, the taxable income from the remaining Puerto Rico operating entities passes through to IGP Group or ALD. Of this taxable income, only the portion of taxable income applicable to the profits, losses or gains on the residential land sold in Parque Escorial passes through to ALD. ALD, ARMC, and ARPT are taxed as U.S. corporations. The taxable income from the U.S. apartment properties flows through to ARPT.

<u>ARPT</u>

ARPT holds an ownership interest in 21 multifamily rental properties ("U.S. Apartment Properties") indirectly through American Housing Properties L.P. ("AHP"), a Delaware partnership, in which ARPT has a 99% limited partner interest and American Housing Management Company, a wholly owned subsidiary of ARPT, has a 1% general partner interest.

<u>ARMC</u>

ARMC performs property management services in the United States for the U.S. Apartment Properties and for other rental apartments not owned by ACPT.

<u>ALD</u>

ALD owns and operates the assets of ACPT's United States community development. These include the following:

1. A 100% interest in St. Charles Community LLC ("SCC LLC") which holds approximately 4,000 acres of land in St. Charles, Maryland.
2. The Class B interest in Interstate General Properties Limited Partnership S.E., a Maryland partnership ("IGP") that represents IGP's rights to income, gains and losses associated with the balance of the land in Parque Escorial in Puerto Rico held by Land Development Associates, S.E. ("LDA"), a wholly owned subsidiary of IGP.
3. Through SCC LLC, a 50% interest in a land development joint venture, St. Charles Active Adult Community, LLC ("AAC").

IGP Group

IGP Group owns and operates the assets of ACPT's Puerto Rico division indirectly through a 99% limited partnership interest and 1% general partner interest in IGP excluding the Class B IGP interest transferred to ALD. IGP's assets and operations include:

1. A 100% partnership interest in LDA, a Puerto Rico special partnership, which holds 120 acres of land in the planned community of Parque Escorial and 490 acres of land in Canovanas;
2. General partner interests in 9 Puerto Rico apartment partnerships, and a limited partner interest in 1 of the 9 partnerships, these 9 partnerships own 12 multifamily rental properties;
3. A limited partnership interest in ELI, S.E. ("ELI"), that shares 45.26% of the future cash flow generated from a 30 year lease to the State Insurance Fund of the Government of Puerto Rico;
4. An indirect 100% ownership interest, through LDA and IGP, in Torres del Escorial, Inc. ("Torres"), a Puerto Rico corporation organized to build 160 condominium units;
5. A 100% ownership interest in Escorial Office Building I, Inc. ("EOBI") a Puerto Rico Corporation that holds the operations of a three-story, 56,000 square feet office building; and
6. A 100% ownership interest in Interstate Commercial Properties, Inc. ("ICP"), a Puerto Rico corporation organized to hold a limited partner interest in El Monte Properties S.E. ("EMP").

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of American Community Properties Trust and its majority owned subsidiaries and partnerships, after eliminating all intercompany transactions. All of the entities included in the consolidated financial statements are hereinafter referred to collectively as the "Company" or "ACPT."

The Company consolidates entities that are not variable interest entities as defined by Financial Accounting Standard Board ("FASB") Interpretation No. 46 (revised December 2003) ("FIN 46 (R)") in which it owns, directly or indirectly, a majority voting interest in the entity. In addition, the Company consolidates entities, regardless of ownership percentage, in which the Company serves as the general partner and the limited partners do not have substantive kick-out rights or substantive participation rights in accordance with Emerging Issues Task Force Issue 04-05, "*Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*," ("EITF 04-05"). The assets of consolidated real estate partnerships not 100% owned by the Company are generally not available to pay creditors of the Company.

The consolidated group includes ACPT and its four major subsidiaries, American Rental Properties Trust, American Rental Management Company, American Land Development U.S., Inc., and IGP Group Corp. In addition, the consolidated group includes the following other entities:

Alturas del Senorial Associates Limited Partnership	LDA Group, LLC
American Housing Management Company	Milford Station I, LLC
American Housing Properties L.P.	Milford Station II, LLC
Bannister Associates Limited Partnership	Monserrate Associates Limited Partnership
Bayamon Garden Associates Limited Partnership	New Forest Apartments, LLC
Carolina Associates Limited Partnership S.E.	Nottingham South, LLC
Coachman's Apartments, LLC	Owings Chase, LLC
Colinas de San Juan Associates Limited Partnership	Palmer Apartments Associates Limited Partnership
Crossland Associates Limited Partnership	Prescott Square, LLC
Escorial Office Building I, Inc.	St. Charles Community, LLC
Essex Apartments Associates Limited Partnership	San Anton Associates S.E.
Fox Chase Apartments, LLC	Sheffield Greens Apartments, LLC
Headen House Associates Limited Partnership	Torres del Escorial, Inc.

Huntington Associates Limited Partnership
Interstate Commercial Properties, Inc.
Interstate General Properties Limited Partnership, S.E.
Jardines de Caparra Associates Limited Partnership
Lancaster Apartments Limited Partnership
Land Development Associates S.E.
Turabo Limited Dividend Partnership
Valle del Sol Associates Limited Partnership
Village Lake Apartments, LLC
Wakefield Terrace Associates Limited Partnership
Wakefield Third Age Associates Limited Partnership

The Company's investments in entities that it does not control are recorded using the equity method of accounting. Refer to Note 3 for further discussion regarding Investments in Unconsolidated Real Estate Entities.

Implementation of FIN 48

Prior to January 1, 2007, we recognized income tax accruals with respect to uncertain tax positions based upon SFAS No. 5. Under SFAS No. 5, we recorded a liability associated with an uncertain tax position if the liability was both probable and estimable.

Effective January 1, 2007, we adopted FIN 48, "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are at least more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. For all other tax positions, we do not recognize any portion of the benefit in our consolidated financial statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

As a result of the implementation of FIN 48, we recorded a $1,458,000 increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect of a change in accounting principle, reducing the opening balance of retained earnings on January 1, 2007. The total amount of unrecognized tax benefits as of January 1, 2007, was $12,387,000. Included in the balance at January 1, 2007, were $239,000 of tax positions that, if recognized, would impact the effective tax rate. In accordance with our accounting policy, we present accrued interest related to uncertain tax positions as a component of interest expense and we present accrued penalties as a component of income tax expense on the Consolidated Statements of Income. This policy did not change as a result of the adoption of FIN 48. See Note 10 for further discussion of Income Taxes.

Implementation of EITF 04-05

As of January 1, 2006, we consolidated 11 partnerships which were previously unconsolidated as a result of the application of EITF 04-05. Those partnerships own, or control other entities that own, 14 multifamily rental properties. Our interests in the profits and losses of these partnerships range from 1 to 50 percent. The Company recorded an overall reduction to retained earnings of $19.1 million in a manner similar to a cumulative effect of a change in accounting principle. The retained earnings impact is net of a deferred tax asset recorded of $9.8 million related to temporary differences arising from the capital deficits absorbed by the Company as a result of consolidating the partnerships.

In prior periods, we used the equity method of accounting to account for our investments in the additional 11 partnerships that we consolidated in 2006 in accordance with EITF 04-05. Under the equity method of accounting, we recognized partnership income or losses based generally on our percentage interest in the partnership. Consolidation of a partnership does not ordinarily result in a change to the net amount of the partnership income or loss that is recognized using the equity method of accounting. However, when consolidated real estate partnerships make cash distributions or allocate losses to partners in excess of the minority partners' basis in the property, generally accepted accounting principles require that the consolidating partner record a charge equal to the amount of such excess distribution. Certain of the partnerships that we consolidated in accordance with EITF 04-05 had deficits in equity that resulted from losses and distributions made to the partners in excess of basis during prior periods when we accounted for our investment using the equity method of accounting. Had we consolidated these entities in prior periods, we would have been required to recognize the non-controlling partners' share of those losses and distributions in excess of basis.

Summary of Significant Accounting Policies

Sales, Profit Recognition and Cost Capitalization

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 66, *"Accounting for Sales of Real Estate,"* community development land sales are recognized at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and ACPT has no significant continuing involvement. Under the provisions of SFAS 66, related to condominium sales, revenues and costs are to be recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Accordingly we recognize revenues and costs upon settlement with the homebuyer which doesn't occur until after we receive use and occupancy permits for the building.

The costs of developing the land are allocated to our land assets and charged to cost of sales as the related inventories are sold using the relative sales value method which rely on estimated costs and sales values. In accordance with SFAS 67 *"Accounting for Costs and Initial Rental Operations of Real Estate Projects"*, the costs of acquiring and developing land are allocated to these assets and charged to cost of sales as the related inventories are sold. Within our homebuilding operations, the costs of acquiring the land and construction of the condominiums are allocated to these assets and charged to cost of sales as the condominiums are sold. The cost of sales is determined by the percentage of completion method. The Company considers interest expense on all debt available for capitalization to the extent of average qualifying assets for the period. Interest specific to the construction of qualifying assets, represented primarily by our recourse debt, is first considered for capitalization. To the extent qualifying assets exceed debt specifically identified, a weighted average rate including all other debt is applied. Any excess interest is reflected as interest expense.

Revenue Recognition for Rental Properties

Rental income related to leases is recognized on an accrual basis when due from residents and applicable government agencies in accordance with SEC Staff Accounting Bulletin No. 104, *"Revenue Recognition"* and SFAS No. 13, *"Accounting for Leases."* In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year. Leases entered into between a resident and a partnership for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual basis or monthly basis for shorter term leases.

Allowance for Doubtful Accounts

We record a provision for losses on accounts receivable equal to the estimated uncollectible amounts. This estimate is based on our historical experience and a review of the current status of the Company's receivables. The allowance for uncollectible receivables was $1,424,000 and $1,081,000 at December 31, 2007 and 2006, respectively.

Management Fees

The Company recognizes revenue from property management, development and other services in the period in which services are rendered and fees earned.

Impairment of Long-Lived Assets

ACPT carries its rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For real estate assets such as our rental properties which the Company plans to hold and use, which includes property to be developed in the future, property currently under development and real estate projects that are completed or substantially complete, we evaluate whether the carrying amount of each of these assets will be recovered from their undiscounted future cash flows arising from their use and eventual disposition. If the carrying value were to be greater than the undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount is not recoverable. Our estimates of the undiscounted operating cash flows expected to be generated by each asset are performed on an individual project basis and based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for apartment units, competition, changes in market rental rates, and costs to operate and complete each project. There have been no impairment charges for the years ended December 31, 2007, 2006 and 2005.

The Company evaluates, on an individual project basis, whether the carrying value of its substantially completed real estate projects, such as our homebuilding inventory that are to be sold, will be recovered based on the fair value less cost to sell. If the carrying value were to be greater than the fair value less costs to sell, we would recognize an impairment loss to the extent the carrying amount is not recoverable. Our estimates of the fair value less costs to sell are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, comparable sales, demand for commercial and residential lots and competition. The Company performed similar reviews for land held for future development and sale considering such factors as the cash flows associated with future development expenditures. Should this evaluation indicate an impairment has occurred, the Company will record an impairment charge equal to the excess of the historical cost over fair value less costs to sell. There have been no impairment charges for the years ended December 31, 2007, 2006 and 2005.

Cost Reimbursements

The apartment properties reimburse the Company for certain costs incurred at the central office that are attributable to the operations of those properties. In accordance with EITF 01-14, "*Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred*" the cost and reimbursement of these costs are not included in general, administrative, selling and marketing expenses, but rather they are reflected as separate line items on the consolidated income statement.

Depreciable Assets and Depreciation

The Company's operating real estate is stated at cost and includes all costs related to acquisitions, development and construction. The Company makes assessments of the useful lives of our real estate assets for purposes of determining the amount of depreciation expense to reflect on our income statement on an annual basis. The assessments, all of which are judgmental determinations, are as follows:

- Buildings and improvements are depreciated over five to forty years using the straight-line or double declining balance methods,
- Furniture, fixtures and equipment are depreciated over five to seven years using the straight-line method,
- Leasehold improvements are capitalized and depreciated over the lesser of the life of the lease or their estimated useful life,
- Maintenance and other repair costs are charged to operations as incurred.

Operating Real Estate

	December 31, 2007	December 31, 2006
Building	**$ 265,115**	$ 240,264
Building improvements	**10,414**	8,022
Equipment	**13,603**	12,569
	289,132	260,855
Less: Accumulated depreciation	**150,292**	142,458
	138,840	118,397
Land	**25,512**	23,649
Operating properties, net	**$ 164,352**	$ 142,046

Other Property and Equipment

In addition, the Company owned other property and equipment of $1,045,000 and $1,157,000, net of accumulated depreciation of $2,294,000 and $2,101,000 respectively, as of December 31, 2007 and December 31, 2006 respectively.

Depreciation

Total depreciation expense was $9,438,000, $8,402,000 and $4,042,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Acquired Real Estate Properties

On April 28, 2006, the Company acquired two multifamily rental properties, Milford Station I LLC and Milford Station II LLC, in Baltimore, Maryland containing a combined total of 250 units for approximately $14,300,000. On May 23, 2005, the Company, through its subsidiary AHP, completed the acquisition of Nottingham South Apartments (Nottingham), a multifamily rental property in Baltimore, Maryland containing 85 units for approximately $3,000,000. The acquisitions were financed through a combination of cash and non-recourse debt financing. All of the acquired properties are operating as market rate properties.

We allocated the purchase price of acquired properties to the related physical assets (land and building) and in-place leases based on the fair values of each component, in accordance with SFAS No. 141, "*Business Combinations*." The value ascribed to in-place leases is based on the rental rates for the existing leases compared to market rent for leases of similar terms and present valuing the difference based on tenant credit risk rates. In preparing this calculation, we considered the estimated costs to make an apartment unit rent ready, the estimated costs and lost income associated with executing a new lease on an apartment unit, and the remaining terms of leases in place. The Company depreciates the amounts allocated to building and improvements over 40 years on a straight-line basis and amortizes the amounts allocated to intangible assets relating to in-place leases, totaling $104,000 for the 2005 acquisition and $199,000 for the 2006 acquisition, over the remaining term of the related leases, which term is no longer than one year. As of December 31, 2007, the intangible assets relating to the in-place leases for all the acquired properties were fully amortized.

Investment in Unconsolidated Apartment Partnerships

Pursuant to the respective partnership agreements, the general partners of the unconsolidated partnerships are prohibited from selling or encumbering their general partner interest or selling the partnership assets without majority limited partner approval. The Company accounts for its investments in unconsolidated apartment partnerships under the equity method of accounting as the Company exercises significant influence, but does not control these entities. Under the equity method of accounting the net equity investment of the Company is reflected in the Consolidated Balance Sheets and the Company's share of net income from the partnership is included on the Consolidated Statements of Income.

ACPT's investments consist of nominal capital contributions, working capital loans and ACPT's share of unconsolidated partnership income reduced by ACPT's share of distributions and losses. The working capital loans receive priority distributions from the cash flow generated from the operations of the partnerships.

Minority Interest in Consolidated Entities

We reflect unaffiliated partners' interests in consolidated real estate partnerships as an accrued liability on our consolidated balance sheet. This accrued liability in consolidated real estate partnerships represents the minority partners' share of the underlying net assets of our consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions or allocate losses to minority limited partners in excess of the minority limited partners' basis in the property, we generally absorb the excess losses and record a charge equal to the amount of such excess distribution. We report these charges and the minority partners' share of income during the current period in the consolidated statements of income as minority interest in consolidated entities. Although this allows us to recognize 100 percent of the income of the partnerships up to accumulated distributions and losses in excess of minority partners' basis previously required to be recognized as our expense, we will be required to recognize as expense 100 percent of future distributions to minority partners, net of our recapture of minority partner's share of income, and any subsequent losses. For the years ended December 31, 2007, 2006 and 2005, we recorded in the consolidated financial statements charges for excess partnership losses and distributions to minority partners of approximately $352,000, $2,211,000 and $542,000, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, unrestricted deposits with financial institutions and short-term investments with original maturities of three months or less.

Restricted cash and escrow deposits include funds held in restricted escrow accounts used for maintenance and capital improvements with the approval of HUD and/or the State Finance Agency. The account also includes tenant security deposits as well as deposits collected within our homebuilding operations as well as funds in an escrow account that are restricted for the repayment of the County bonds.

Cash flow from our consolidated apartment properties whose mortgage loans are insured by the Federal Housing Authority ("FHA"), or financed through the housing agencies in Maryland, Virginia or Puerto Rico (the "Financing Agencies,") are subject to guidelines and limits established by the apartment partnerships' regulatory agreements with HUD and the State Financing Agencies. For two of our Puerto Rico partnerships, the regulatory agreements also require that if cash from operations exceeds the allowable cash distributions, the surplus must be deposited into restricted escrow accounts held by the mortgagee and controlled by HUD or the applicable Financing Agency.

Income Taxes

The Company's complex tax structure involves foreign source income and multiple entities that file separate returns. Due to the complex nature of tax regulations affecting our entities, our income tax expense and related balance sheet amounts involve significant management estimates and judgments.

ACPT was structured in a manner so as not to be subject to U.S. income taxes provided that its income constituted qualifying income for purposes of the Publicly Traded Partnership ("PTP") provisions of the Internal Revenue Code. ACPT's shareholders are expected to be taxed directly on their share of ACPT's income. ALD and ARMC are subject to federal and state tax at the applicable corporate rates. ARPT qualified as a real estate investment trust during 1998, but did not meet the ownership requirements in 1999. Therefore, commencing in 1999, ARPT has been taxed as an U.S. C corporation. ARMC and ALD are also taxed as U.S. Corporations. Furthermore, ACPT, ALD and ARMC are subject to Puerto Rico income tax on its Puerto Rico source income.

Earnings Per Share and Dividends

The Company follows the provisions of SFAS No. 128, "*Earnings per Share.*" The calculation of basic earnings per share is based on the average number of common shares outstanding during the period. The calculation of diluted earnings per share includes the effect of all potentially dilutive securities (primarily unvested restricted share grants as described in Note 8). For 2007, 7,000 shares were excluded from diluted shares due to their antidilution effect on earnings per share. The following table presents the number of shares used in the calculation of basic earnings per share and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31		
	2007	2006	2005
Net income/(loss)	**$ (541)**	$ 4,591	$ 7,545
Weighted average shares outstanding:			
Basic and Diluted	**5,207**	5,201	5,195
Earnings/(loss) per share:			
Basic and Diluted	**$ (0.10)**	$ 0.88	$ 1.45

The Company accrues for dividends when declared. During the year ended December 31, 2007, the Company declared and paid cash dividends of $0.30 per share on 5,229,954 common shares outstanding. During the year ended December 31, 2006, the Company declared and paid cash dividends of $0.73 per share on 5,197,954 common shares outstanding and $0.10 per share on 5,229,954 common shares outstanding. During the year ended December 31, 2005, the Company declared and paid cash dividends of

$0.20 per share on 5,191,554 common shares outstanding and $0.20 per share on 5,197,954 common shares outstanding.

Share Based Payments

Prior to 2006, we applied the provisions of Statement of Financial Accounting Standard No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123") to our Share Appreciation Rights outstanding (see Note 8). SFAS 123 provided that liability based awards be accounted for using the intrinsic value. Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123(R) "*Share Based Payment,*" a revision of SFAS No. 123. Under the new guidance, liability instruments are measured at fair value as opposed to intrinsic value. In addition SFAS 123R requires that we measure the total compensation cost for equity based payments at the grant date fair value and amortize the expense over the related service period. We adopted the provisions of SFAS 123(R) using the modified prospective application method. The implementation of SFAS 123(R) did not have a material impact on our financial statements.

Comprehensive Income

ACPT has no items of comprehensive income that would require separate reporting in the accompanying consolidated statements of shareholders' equity.

Reclassification

Certain amounts from prior years have been reclassified to conform to our current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, which we refer to as GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements, and accompanying notes and disclosures. These estimates are prepared using management's best judgement, after considering past and current events and economic conditions. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

SFAS 157 and 159

In September 2006, the FASB issued SFAS 157, "*Fair Value Measurements*" and in February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS 157 defines fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 establishes a hierarchy that prioritizes the information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data. SFAS 157 requires fair value measurements to be disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value election is designed to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the implementation of SFAS 157 and 159 will not have a material impact on our financial statements.

SFAS 141R

On December 4, 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS 141R"). This statement changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and delays when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years ending after December 15, 2008 and will only impact the accounting for acquisitions we make after its adoption.

SFAS 160

On December 4, 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 replaces the concept of minority interest with noncontrolling interests in subsidiaries. Noncontrolling interests will now be reported as a component of equity in the consolidated statement of financial position. Earnings attributable to noncontrolling interests will continue to be reported as a part of consolidated earnings; however, SFAS 160 requires that income attributable to both controlling and noncontrolling interests be presented separately on the face of the consolidated income statement. In addition, SFAS 160 provides that when losses attributable to noncontrolling interests exceed the noncontrolling interest's basis, losses continue to be attributed to the noncontrolling interest as opposed to being absorbed by the consolidating entity. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS 160 on its consolidated financial statements. However, the provisions of SFAS 160 are directly applicable to the Company's currently reported minority interest in consolidated entities and, accordingly, will change the presentation of the Company's financial statements when implemented.

EITF Issue No. 06-08

In November 2006, the Emerging Issues Task force of the FASB ("EITF") reached a consensus on EITF Issue No. 06-08, "*Applicability of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums*" ("EITF 06-08"). EITF 06-08 will require condominium sales to meet the continuing investment criterion in FAS No. 66 in order for profit to be recognized under the percentage-of-completion method. EITF 06-08 will be effective for annual reporting periods beginning after March 15, 2007. The cumulative effect of applying EITF 06-08, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The Company believes that the implementation of EITF 06-08 will not have a material impact on our financial statements.

(3) INVESTMENT IN UNCONSOLIDATED REAL ESTATE ENTITIES

The Company accounts for investments in unconsolidated real estate entities that are not considered variable interest entities under FIN 46(R) in accordance with SOP 78-9 *"Accounting for Investments in Real Estate Ventures"* and APB Opinion No. 18 *"The Equity Method of Accounting for Investments in Common Stock"*. For entities that are considered variable interest entities under FIN 46(R), the Company performs an assessment to determine the primary beneficiary of the entity as required by FIN 46(R). The Company accounts for variable interest entities in which the Company is not a primary beneficiary and does not bear a majority of the risk of expected loss in accordance with the equity method of accounting.

The Company considers many factors in determining whether or not an investment should be recorded under the equity method, such as economic and ownership interests, authority to make decisions, and contractual and substantive participating rights of the partners. Income and losses are recognized in accordance with the terms of the partnership agreements and any guarantee obligations or commitments for financial support. The Company's investments in unconsolidated real estate entities accounted for under the equity method of accounting currently consists of general partnership interests in two limited partnerships which own apartment properties in the United States; a limited partnership interest in a limited partnership that owns a commercial property in Puerto Rico; and a 50% ownership interest in a joint venture formed as a limited liability company.

Apartment Partnerships

The unconsolidated apartment partnerships as of December 31, 2007 and December 31, 2006 included Brookside Gardens Limited Partnership ("Brookside") and Lakeside Apartments Limited Partnership ("Lakeside") that collectively represent 110 rental units. We have determined that these two entities are variable interest entities under FIN 46(R). However, the Company is not required to consolidate the partnerships due to the fact that the Company is not the primary beneficiary and does not bear the majority of the risk of expected losses. The Company holds an economic interest in Brookside and Lakeside but, as a general partner, we have significant influence over operations of these entities that is disproportionate to our economic ownership. In accordance with SOP 78-9 and APB No. 18, these investments are accounted for under the equity method. The Company is exposed to losses consisting of our net investment, loans and unpaid fees for Brookside of $231,000 and $189,000 and for Lakeside of $172,000 and $172,000 as of December 31, 2007, and December 31, 2006, respectively. All amounts are fully reserved. Pursuant to the partnership agreement for Brookside, the Company, as general partner, is responsible for providing operating deficit loans to the partnership in the event that it is not able to generate sufficient cash flows from its operating activities.

Commercial Partnerships

The Company holds a limited partner interest in a commercial property in Puerto Rico that it accounts for under the equity method of accounting. ELI, S.E. ("ELI"), is a partnership formed for the purpose of constructing a building for lease to the State Insurance Fund of the Government of Puerto Rico. ACPT contributed the land in exchange for $700,000 and a 27.82% ownership interest in the partnership's assets, equal to a 45.26% interest in cash flow generated by the thirty-year lease of the building.

On April 30, 2004, the Company purchased a 50% limited partnership interest in El Monte Properties, S.E. ("El Monte") from Insular Properties Limited Partnership ("Insular") for $1,462,500. Insular is owned by the J. Michael Wilson Family, a related party. In December 2004, a third-party buyer purchased El Monte for $20,000,000; $17,000,000 in cash and $3,000,000 in two notes of $1,500,000 each that bear an interest rate of prime plus 2%, with a ceiling of 9%, and mature on December 3, 2009. The net cash proceeds from the sale of the real estate were distributed to the partners. As a result, the Company received $2,500,000 in cash and recognized $986,000 of income in 2004. The gain on sale was reduced by the amount of the seller's note which is subject to future subordination. In January 2005, El Monte distributed the notes to the partners whereby the Company received a $1,500,000 note. The Company determined that the cost recovery method of accounting was appropriate for this transaction and accordingly, deferred revenue recognition on this note until cash payment was received. In January 2007, the Company received $1,707,000, equal to the full principal amount due plus all accrued interest outstanding and, accordingly, recognized $1,500,000 of equity in earnings from unconsolidated entities and $207,000 of interest income. The Company has no required funding obligations and management expects to wind up El Monte's affairs in 2008.

Land Development Joint Venture

In September 2004, the Company entered into a joint venture agreement with Lennar Corporation for the development of a 352-unit, active adult community located in St. Charles, Maryland. The Company manages the project's development for a market rate fee pursuant to a management agreement. In September 2004, the Company transferred land to the joint venture in exchange for a 50% ownership interest and $4,277,000 in cash. The Company's investment in the joint venture was recorded at 50% of the historical cost basis of the land with the other 50% recorded within our deferred charges and other assets. The proceeds received are reflected as deferred revenue. The deferred revenue and related deferred costs will be recognized into income as the joint venture sells lots to Lennar. In March 2005, the joint venture closed an $8.0 million non-recourse development loan, which was amended in June 2006, December 2006 and again in October 2007. Included within these amendments, the maximum borrowings outstanding on the facility was reduced to $5.0 million. For the October 2007 amendment, the development loan was modified to provide a one year delay in development of the project, as to date, lot development has outpaced sales. Per the terms of the loan, both the Company and Lennar provided development completion guarantees. For the year ended December 31, 2007, 2006 and 2005, the joint venture delivered 48, 61 and 25 lots to Lennar, recognizing $1,063,000, $1,300,000 and $610,000 in deferred revenue, off-site fees and management fees and $358,000. $419,000 and $176,000 of deferred costs, respectively.

The following table summarizes the financial data and principal activities of the unconsolidated real estate entities, which the Company accounts for under the equity method. The information is presented to segregate the apartment partnerships from the commercial partnerships as well as our 50% ownership interest in the land development joint venture, which are all accounted for as "investments in unconsolidated real estate entities" on the balance sheet.

	Apartment Properties	Commercial Property	Land Development Joint Venture	Total
	(in thousands)			
Summary Financial Position:				
Total Assets				
December 31, 2007	$ 4,980	$ 27,379	$ 12,397	$ 44,756
December 31, 2006	5,142	27,726	12,154	45,022
Total Non-Recourse Debt				
December 31, 2007	3,189	22,960	4,722	30,871
December 31, 2006	3,244	23,510	3,476	30,230
Total Other Liabilities				
December 31, 2007	976	147	741	1,864
December 31, 2006	1,242	172	1,744	3,158
Total Equity/(Deficit)				
December 31, 2007 (2)	815	4,272	6,934	12,021
December 31, 2006	656	4,044	6,934	11,634
Company's Investment, net (1)				
December 31, 2007	(1)	4,701	1,828	6,528
December 31, 2006	-	4,763	1,828	6,591
Summary of Operations:				
Total Revenue				
Year Ended December 31, 2007	$ 811	$ 3,636	$ 4,983	$ 9,430
Year Ended December 31, 2006	790	3,660	5,840	10,290
Year Ended December 31, 2005	27,729	3,658	2,711	34,098
Net Income (Loss)				
Year Ended December 31, 2007	(141)	1,869	-	1,728
Year Ended December 31, 2006	(113)	1,855	-	1,742
Year Ended December 31, 2005	1,384	1,812	-	3,196
Company's recognition of equity in Earnings (Loss)				
Year Ended December 31, 2007	(1)	692	-	691
Year Ended December 31, 2006	(1)	683	-	682
Year Ended December 31, 2005	451	692	-	1,143

	Apartment Properties	Commercial Property	Land Development Joint Venture	Total
	(in thousands)			
Summary of Cash Flows:				
Cash flows from operating activities				
Year Ended December 31, 2007	$ 101	$ 1,864	$ 3,977	$ 5,942
Year Ended December 31, 2006	95	1,857	6,579	8,531
Year Ended December 31, 2005	6,460	1,840	759	9,059
Company's share of cash flows from operating activities				
Year Ended December 31, 2007	1	844	1,989	2,834
Year Ended December 31, 2006	1	840	3,290	4,131
Year Ended December 31, 2005	2,131	833	379	3,343
Operating cash distributions				
Year Ended December 31, 2007	-	1,641	-	1,641
Year Ended December 31, 2006	-	1,639	-	1,639
Year Ended December 31, 2005	2,968	1,600	-	4,568
Company's share of operating cash distributions				
Year Ended December 31, 2007	-	754	-	754
Year Ended December 31, 2006	-	743	-	743
Year Ended December 31, 2005	1,320	740	-	2,060
Refinancing cash distributions				
Year Ended December 31, 2007	-	-	-	-
Year Ended December 31, 2006	-	-	-	-
Year Ended December 31, 2005	100	-	2,320	2,420
Company's share of refinancing cash distributions				
Year Ended December 31, 2007	-	-	-	-
Year Ended December 31, 2006	-	-	-	-
Year Ended December 31, 2005	1	-	1,160	1,161

Notes:

(1) Represents the Company's net investment, including assets and accrued liabilities in the consolidated balance sheet for unconsolidated real estate entities.

(2) In December 2007, the Company made a $300,000 equity contribution to Lakeside which was used by Lakeside to pay an equal portion of the of the Development Fee owed to the Company. The Company both contributed and received the cash, and accordingly, the Company did not recognize fee income nor change its investment balance in Lakeside.

(4) DEBT

The Company's outstanding debt is collateralized primarily by land, land improvements, homebuilding assets, receivables, investment properties, investments in partnerships, and rental properties. The following table summarizes the indebtedness of the Company at December 31, 2007 and 2006 (in thousands):

	Maturity Dates From/To	Interest Rates (a) From/To	Outstanding as of December 31, 2007	Outstanding as of December 31, 2006
Recourse Debt				
Community Development (a) (b) (c)	08-31-08/03-01-22	4%/8%	**$25,490**	$24,694
Investment Properties (d)	PAID	P+1.25%/6.98%	-	4,473
General obligations (e)	06-01-09/01-01-12	Non-interest bearing/8.10%	99	184
Total Recourse Debt			**25,589**	29,351
Non-Recourse Debt				
Community Development (f)	PAID	Non-interest bearing	-	500
Investment Properties (g)	04-30-09/08-01-47	4.95%/10%	**279,981**	270,220
Total Non-Recourse Debt			**279,981**	270,720
Total debt			**$305,570**	$300,071

a) As of December 31, 2007, $23,765,000 of the community development recourse debt is owed to Charles County Commissioners and relates to the general obligation bonds issued by the Charles County government as described in detail under the heading "Financial Commitments" in Note 5.

b) On April 14, 2006, the Company closed a three year $14,000,000 revolving acquisition and development loan ("the Revolver") secured by a first lien deed of trust on property located in St. Charles, MD. The maximum amount of the loan at any one time is $14,000,000. The facility includes various sub-limits on a revolving basis for amounts to finance apartment project acquisitions and land development in St. Charles. The terms require certain financial covenants to be calculated annually as of December 31, including a tangible net worth to senior debt ratio for ALD and a minimum net worth test for ACPT.

c) On September 1, 2006, LDA secured a revolving line of credit facility of $15,000,000 to be utilized as follows: (i) to repay its outstanding loan of $800,000; and (ii) to fund development costs of a project in which the Company plans to develop a planned community in Canovanas, Puerto Rico, to fund acquisitions and/or investments mainly in estate ventures, to fund transaction costs and expenses, to fund future payments of interest under the line of credit and to fund any future working capital needs of the Company. The line of credit bears interest at a fluctuating rate equivalent to the LIBOR Rate plus 200 basis points (7.23% at December 31, 2007) and matures on August 31, 2008. The outstanding balance of this facility on December 31, 2007, was $1,725,000.

d) The outstanding recourse debt within the investment properties was comprised of a loan borrowed to finance the acquisition of our properties Village Lake and Coachman's in January 2003, as well as a two-year, $3,000,000 recourse note that the Company obtained in June 2005. Both of these loans were repaid in full in January 2007.

e) The general recourse debt outstanding as of December 31, 2007, is made up of various capital leases outstanding within our U.S. and Puerto Rico operations, as well as installment loans for vehicles and other miscellaneous equipment.

f) In 2005, the Company purchased 22 residential acres adjacent to the Sheffield Neighborhood for $1,000,000. The Company funded half of the purchase price with cash and signed a two-year note for $500,000 which was repaid in full prior to December 31, 2007. The Company plans to annex the land into the St. Charles master plan community.

g) The non-recourse debt related to the investment properties is collateralized by the multifamily rental properties and the office building in Parque Escorial. As of December 31, 2007, approximately $74,700,000 of this debt is secured by the Federal Housing Administration ("FHA") or the Maryland Housing Fund. The non-recourse debt related to the investment properties also includes a construction loan for Sheffield Greens Apartments LLC (Sheffield Greens) that was converted to a 40-year non-recourse mortgage on October 16, 2007.

The Company's loans contain various financial, cross collateral, cross default, technical and restrictive provisions. As of December 31, 2007, the Company is in compliance with the financial covenants and the other provisions of its loan agreements.

ACPT's weighted average interest rate on the amounts outstanding at December 31, 2007 and 2006 on its variable rate debt was 7.23% and 7.98%, respectively.

The aggregate minimum principal maturities of ACPT's indebtedness at December 31, 2007 are as follows (in thousands):

2008	$ 7,026
2009	12,244
2010	5,769
2011	6,107
2012	6,432
Thereafter	267,992
	$ 305,570

The components of interest and other financing costs, net, are summarized as follows (in thousands):

	December 31,		
	2007	2006	2005
Expensed	$ **18,726**	$ 16,845	$ 5,363
Capitalized	**1,451**	2,729	2,315
	$ **20,177**	$ 19,574	$ 7,678

(5) COMMITMENTS AND CONTINGENT LIABILITIES

Financial Commitments

Pursuant to an agreement reached between ACPT and the Charles County Commissioners in 2002, the Company agreed to accelerate the construction of two major roadway links to the Charles County (the "County") road system. As part of the agreement, the County agreed to issue general obligation public improvement bonds (the "Bonds") to finance $20,000,000 of this construction guaranteed by letters of credit provided by Lennar as part of a residential lot sales contract for 1,950 lots in Fairway Village. The Bonds were issued in three installments with the final $6,000,000 installment issued in March 2006. The Bonds bear interest rates ranging from 4% to 8%, for a blended lifetime rate for total Bonds issued to date of 5.1%, and call for semi-annual interest payments and annual principal payments and mature in fifteen years. Under the terms of Bond repayment agreements between the Company and the County, the Company is obligated to pay interest and principal to the County based on the full amount of the Bonds; as such, the Company recorded the full amount of the debt and a receivable from the County representing the remaining Bond proceeds to be advanced to the Company as major infrastructure development within the project occurs. As part of the agreement, the Company will pay the County a monthly payment equal to one-sixth of the semi-annual interest payments and one-twelfth of the annual principal payment. The County and the Lennar agreement requires ACPT to fund an escrow account from lot sales to be used to repay the principal portion of these Bonds.

In August 2005, the Company signed a memorandum of understanding ("MOU") with the Charles County Commissioners regarding a land donation that is anticipated to house a planned minor league baseball stadium and entertainment complex. Under the terms of the MOU, the Company donated 42 acres of land in St. Charles to the County on December 31, 2005. The Company also agreed to expedite off-site utilities, storm-water management and road construction improvements that will serve the entertainment complex and future portions of St. Charles so that the improvements will be completed concurrently with the entertainment complex. In return, the County agreed to issue $7,000,000 of general obligation bonds to finance the infrastructure improvements. In March 2006, the County issued $4,000,000 of bonds for this project and in March 2007, the County issued an additional $3,000,000. The funds for this project will be repaid by ACPT over a 15-year period. In addition, the County agreed to issue an additional 100 school allocations a year to St. Charles commencing with the issuance of bonds.

During 2006, the Company reached an agreement with Charles County whereby the Company receives interest payments on any undistributed bond proceeds held in escrow by the County. The agreement covers the period from July 1, 2005 through the last draw made by the Company. For the years ended December 31, 2007 and 2006, the Company recognized $540,000 and $855,000 of interest income on these escrowed funds, respectively.

As of December 31, 2007, ACPT is guarantor of $24,684,000 of surety bonds for the completion of land development projects with Charles County; substantially all are for the benefit of the Charles County Commissioners.

Consulting Agreement and Arrangement

ACPT entered into a consulting and retirement compensation agreement with Interstate General Company L.P.'s ("IGC") founder and Chief Executive Officer, James J. Wilson, effective October 5, 1998 (the "Consulting Agreement"). IGC was the predecessor company to ACPT. Under the terms of the Consulting Agreement, the Company will pay Mr. Wilson $200,000 per year through September 2008.

Guarantees

ACPT and its subsidiaries typically provide guarantees for another subsidiary's loans. In many cases more than one company guarantees the same debt. Since all of these companies are consolidated, the debt or other financial commitment made by the subsidiaries to third parties and guaranteed by ACPT, is included within ACPT's consolidated financial statements. As of December 31, 2007, ACPT has guaranteed $23,765,000 of outstanding debt owed by its subsidiaries. IGP has guaranteed $1,725,000 of its subsidiaries' outstanding debt. The guarantees will remain in effect until the debt service is fully repaid by the respective borrowing subsidiary. The terms of the debt service guarantees outstanding range from one to nine years. In addition to debt service guarantees, both the Company and Lennar provided development completion guarantees related to the St. Charles Active Adult Community Joint Venture. We do not expect any of these guarantees to impair the individual subsidiary or the Company's ability to conduct business or to pursue its future development plans.

Legal Matters

Loiza Valley

On November 24, 1997, Comité Loiza Valley en Acción, Inc., resident owners of Urbanización Loiza Valley in Canovanas, Puerto Rico, a neighborhood consisting of 56 houses near the property owned by LDA, filed a claim in the Superior Court of Carolina, Puerto Rico against Cantera Hipodromo, Inc. (the "lessee" who operates a quarry on the land owned by LDA), the owners of the lessee, the lessee's Insurance Companies and LDA. The Plaintiffs allege that as a result of certain explosions occurring in the quarry, their houses have suffered different types of damages and they have also suffered physical injuries and mental anguish. The damages claimed exceed $11,000,000. The physical damage to the property is estimated at less than $1,000,000. The lease agreement contains an indemnification clause in favor of LDA. The lessee has public liability insurance coverage of $1,000,000 through Integrand Assurance Company and an umbrella insurance coverage of $2,000,000 through American International Insurance Company. The trial began in 2007 and is expected to continue into the first six months of 2008.

Jalexis, Inc

In late November 2006, several subsidiaries of the Company (LDA, IGP and IGP Group) were named in a lawsuit filed by Jalexis, Inc. ("Jalexis"). The lawsuit claims damages for more than $15 million allegedly suffered due to faulty subsoil conditions in a piece of land within the master plan of Parque Escorial ("Lot I-13W"). Settlement of Lot I-13W occurred on April 29, 2005 under an option agreement dated April 19, 2004. Jalexis purchased Lot I-13W from LDA for approximately $7.5 million, which represented 12% of our total consolidated revenues for 2005. In the purchase agreement, LDA did not make any representations or warranties with regard to the soil and subsoil conditions as Lot I-13W was sold to Jalexis "as is" and "where is". The Company believes that it has a strong defense in this case. Depositions for all parties started in November 2007 and is expected to continue into the first six months of 2008.

Due to the inherent uncertainties of the judicial process, we are unable to either predict the outcome of or estimate a range of potential loss associated with these matters. While we intend to vigorously defend these matters and believe we have meritorious defenses available to us, there can be no assurance that we would prevail. If these matters are not resolved in our favor, we believe we are insured for potential losses. Any amounts that exceed our insurance coverage could have a material adverse effect on our financial condition and results of operations.

The Company and/or its subsidiaries have been named as defendants, along with other companies, in tenant-related lawsuits. The Company carries liability insurance against these types of claims that management believes meets industry standards. To date, payments made to the plaintiffs of the settled cases were covered by our insurance policy. The Company believes it has strong defenses to these ordinary course claims, and intends to continue to defend itself vigorously in these matters.

In the normal course of business, ACPT is involved in various pending or unasserted claims. In the opinion of management, these are not expected to have a material impact on the financial condition or future operations of ACPT.

(6) LEASES

ACPT operates certain property and equipment under leases, some with purchase options that expire at various dates through 2010. ACPT is also obligated under several non-cancelable operating leases for office space and equipment. Capital leases of $98,000, exclusive of $13,000 of interest, are reported with general recourse debt in the Debt Note (see Note 4). The following is a schedule of the future minimum lease payments for operating leases as of December 31, 2007 (in thousands):

	Operating Obligations
2008	$ 400
2009	363
2010	256
2011	41
2012	3
Thereafter	-
Total minimum lease payments	$ 1,063

Rental expense under non-cancelable operating leases was $424,000 in 2007, $358,000 in 2006 and $441,000 in 2005 and is included in general, administrative, selling and marketing expenses and rental properties operating expenses in the accompanying consolidated statements of income.

ACPT leases office space to tenants under certain non-cancelable operating leases expiring through 2015. The following is a schedule of the future minimum payments to be received as of December 31, 2007 (in thousands):

	Lease Income
2008	$ 410
2009	417
2010	359
2011	83
2012	-
Thereafter	-
Total minimum lease payments	$ 1,269

(7) RELATED PARTY TRANSACTIONS

Certain officers and trustees of ACPT have ownership interests in various entities that conduct business with the Company. The financial impact of the related party transactions on the accompanying consolidated financial statements is reflected below (in thousands):

CONSOLIDATED STATEMENT OF INCOME:

		Years Ended December 31,		
		2007	2006	2005
Management and Other Fees (A)				
Unconsolidated subsidiaries with third party partners		$ 42	$ 42	$ 1,915
Affiliates of J. Michael Wilson, CEO and Chairman		43	334	619
		$ 85	$ 376	$ 2,534
Rental Property Revenues (B)		$ 57	$ 20	$ -
Interest and Other Income				
Unconsolidated real estate entities with third party partners		$ 8	$ 8	$ 8

		Years Ended December 31,		
		2007	2006	2005
General and Administrative Expense				
Affiliates of J. Michael Wilson, CEO and Chairman	(C1)	$ -	$ 19	$ 154
Reserve additions and other write-offs-				
Unconsolidated real estate entities with third party partners	(A)	43	5	(18)
IGC		-	-	(3)
Reimbursement to IBC for ACPT's share of J. Michael Wilson's compensation		390	470	440
Reimbursement of administrative costs-				
Affiliates of J. Michael Wilson, CEO and Chairman		(23)	(65)	(21)
Legal fees paid to J. Michael Wilson's attorney	(C4)	225	-	-
Consulting Fees -				
James J. Wilson, IGC Chairman and Director	(C2)	200	200	200
Thomas J. Shafer, Trustee	(C3)	60	60	42
		$ 895	$ 689	$ 794

BALANCE SHEET:

	Balance December 31, 2007	Balance December 31, 2006
Other Assets		
Receivables - All unsecured and due on demand		
Affiliate of J. Michael Wilson, CEO and Chairman	$ 5	$ 128

(A) **Management and Other Services**

The Company provides management and other support services to its unconsolidated subsidiaries and other affiliated entities in the normal course of business. The fees earned from these services are typically collected on a monthly basis, one month in arrears. Receivables are unsecured and due on demand. Certain partnerships experiencing cash shortfalls have not paid timely. Generally, receivable balances of these partnerships are fully reserved, until satisfied or the prospect of collectibility improves. The collectibility of management fee receivables is evaluated quarterly. Any increase or decrease in the reserves is reflected accordingly as additional bad debt expenses or recovery of such expenses.

Chastleton Associates, LP, previously owned by an affiliate of J. Michael Wilson, was sold to a third party during April 2006, resulting in a termination of our management agreement. The Company earned an agreed-upon management fee for administrative services through the end of the second quarter 2006. Management fees generated by this property accounted for less than 1% of the Company's total revenue.

At the end of February 2007, G.L. Limited Partnership, which was owned by affiliates of J. Michael Wilson, was sold to a third party. Accordingly, we are no longer the management agent for this property effective March 1, 2007. Management fees generated by this property accounted for less than 1% of the Company's total revenue.

(B) **Rental Property Revenue**

On September 1, 2006, the Company, through one of its Puerto Rican subsidiaries, Escorial Office Building I, Inc. ("Landlord"), executed a lease with Caribe Waste Technologies, Inc. ("CWT"), a company owned by the J. Michael Wilson Family. The lease provides for 1,842 square feet of office space to be leased by CWT for five years at $19.00 per rentable square foot. The Company provided CWT with an allowance of $9,000 in tenant improvements which are being amortized over the life of the lease. In addition, CWT shall have the right to terminate this lease at any time after one year, provided it gives Landlord written notice six (6) months prior to termination. The lease agreement is unconditionally guaranteed by Interstate Business Corporation ("IBC"), a company owned by the J. Michael Wilson Family.

(C) **Other**

Other transactions with related parties are as follows:

1) In 2005, the Company rented executive office space and other property from an affiliate in the United States pursuant to leases that were assigned to the new owners when the property was sold in January 2006. In management's opinion, all leases with affiliated persons were on terms at least as favorable as these generally available from unaffiliated persons for comparable property.
2) Represents fees paid to James J. Wilson pursuant to a consulting and retirement agreement. At Mr. Wilson's request, payments are made to Interstate Waste Technologies, Inc. ("IWT").
3) Represents fees paid to Thomas J. Shafer, a trustee, pursuant to a consulting agreement.
4) The Independent Trustees concluded that certain legal fees and expenses incurred by J. Michael Wilson in connection with the preliminary work being done in seeking a strategic partner to recapitalize the Company are in the best interest of the Company and the minority shareholders. Accordingly, the Independent Trustees authorized the Company to fund up to $225,000 of such costs, all of which have been incurred as of December 31, 2007.

Related Party Acquisitions

El Monte

On April 30, 2004, the Company purchased a 50% limited partnership interest in El Monte Properties S.E. ("El Monte") from Insular Properties Limited Partnership ("Insular") for $1,462,500. Insular is owned by the J. Michael Wilson Family. Per the terms of the agreement, the Company was responsible to fund $400,000 of capital improvements and lease stabilization costs, and had a priority on cash distributions up to its advances plus accrued interest at 8%, investment and a 13% cumulative preferred return on its investment. The purchase price was based on a third party appraisal of $16,500,000 dated April 22, 2003. The Company's limited partnership investment was accounted for under the equity method of accounting.

In December 2004, a third party buyer purchased El Monte for $20,000,000: $17,000,000 in cash and $3,000,000 in two notes of $1,500,000 each that bear an interest rate of prime plus 2%, with a ceiling of 9%, and mature on December 3, 2009. The net cash proceeds from the sale of the real estate were distributed to the partners. As a result, the Company received $2,500,000 in cash and recognized $986,000 of income in 2004. El Monte distributed a $1,500,000 note to the Company in January 2005. On January 24, 2007, the Company received $1,707,000 as payment in full of the principal balance and all accrued interest related to the El Monte note receivable. Accordingly, in 2007 the Company recorded $1,500,000 as equity in earnings and $207,000 as interest income.

(8) SHARE GRANTS AND APPRECIATION RIGHTS

ACPT adopted an employee share incentive plan (the "Share Incentive Plan") and a Trustee share incentive plan (the "Trustee Share Plan") to provide for share-based incentive compensation for officers, key employees and Trustees. Both plans expire July 7, 2008.

Under the Share Incentive Plan, the Compensation Committee of the Board of Trustees (the "Compensation Committee") may grant to key employees the following types of share-based incentive compensation awards ("Awards") (i) options to purchase a specified number of shares ("Options"), (ii) forfeitable shares that vest upon the occurrence of certain vesting criteria ("Restricted Shares"), or (iii) Share Appreciation Rights ("Rights") that entitle the holder to receive upon exercise an amount payable in cash, shares or other property (or any combination of the foregoing) equal to the difference between the market value of shares and a base price fixed on the date of grant. A total of 208,000 registered shares have been reserved for issuance under the Share Incentive Plan.

The Share Incentive Plan authorizes the Compensation Committee to determine the exercise price and manner of payment for Options and the base price for Rights. The Compensation Committee is also authorized to determine the duration and vesting criteria for Awards, including whether vesting will be accelerated upon a change in control of ACPT. The rights of key employees under Awards are not transferable other than to immediate family members or by will or the laws of interstate succession. The Trustee Share Plan authorizes the Board of Trustees, in its discretion, to grant to eligible Trustees awards of the same types and terms of Awards as provided under the Share Incentive Plan. Only Trustees who are not employees of ACPT or any affiliated company are eligible to receive Awards under the Trustee Share Plan. A total of 52,000 registered shares have been reserved for issuance under the Trustee Share Plan.

Trustee Share Grants

On August 28, 2006, the Company awarded 8,000 shares to each of its four non-employee Trustees pursuant to the Trustee Share Plan. The shares vest annually at a rate of 1,600 per year, per Trustee, with the initial tranche of shares vesting immediately at the grant date. In accordance with SFAS 123(R), the Company measured compensation cost as $643,000, which represents the grant date fair value. The Company will recognize compensation expense over the vesting period and accordingly, recognized $129,000and $172,000 for the year ended December 31, 2007 and 2006, respectively.

On June 29, 2005, 1,600 shares were issued to each of the four non-employee Trustees under the Trustee Share Plan. These shares were granted free of any restrictions. At that time, the Company recognized $102,000 of compensation expense.

Share Appreciation Rights

In April 2001, 140,000 Rights were granted to employees. These Rights bear a $4 base price, and vested in equal increments over a five-year period commencing April 2002. As of December 31, 2007, there are 28,400 outstanding Rights which are all exercisable and expire on April 30, 2011. During 2007, 2006 and 2005, the Company recognized $(47,000), $72,000, and $951,000, of compensation expense in connection with the outstanding Rights, respectively.

(9) RETIREMENT AND PROFIT SHARING PLANS

ACPT's Retirement Plan (the "Retirement Plan") is a defined contribution plan which provides for contributions to be made by ACPT. The Retirement Plan covers employees of American Rental Management Company and Interstate General Properties Ltd. Partnership SE and is qualified under both the United States Internal Revenue Code and the Puerto Rico Internal Revenue Code. Employees are eligible to participate in the Retirement Plan when they have completed a minimum employment period of 1,000 hours and shall become a participant on either January 1st or July 1st following the date of hire. ACPT contributes to the accounts of eligible employees in amounts equal to 5.7% of base salaries and wages not in excess of the U.S. Social Security taxable wage base, and 11.4% of salaries (limited to $225,000 for 2007) that exceed that wage base. Eligible employees also may make voluntary contributions to their accounts and self direct the investment of their account balances in various investment funds offered under the plan. The Retirement Plan also contains a profit sharing provision that allows the Company to make cash awards to selected employees, a portion of which is contributed to the Retirement Plan. Contributions made by the Company based on wages to the Retirement Plan were $615,000, $560,000, and $532,000 in 2007, 2006, and 2005 respectively.

(10) INCOME TAXES

ACPT's subsidiaries, ARMC, ALD and ARPT, are subject to federal and state income tax. ACPT is subject to Puerto Rico income tax on its Puerto Rico source income. The reconciliation below for the provision for income taxes includes income from ARMC, ALD, ARPT and Puerto Rico source income. The 2007 permanent differences reflect special tax exempt income and certain non-deductible expenses passed through to shareholders; the 2006 permanent differences reflect special tax exempt income and the 2005 permanent differences reflect the IRS assessment as discussed below.

The following table reconciles the effective rate to the statutory rate (in thousands, except amounts in %):

	December 31,								
	2007			2006			2005		
	Amount		**% of Income**	Amount		% of Income	Amount		% of Income
Taxes at statutory U.S. federal income tax rate	**$**	**(297)**	**35%**	$	2,620	35%	$	2,399	35%
State income taxes, net of federal tax benefit		**(128)**	**15%**		271	4%		142	2%
Income tax matters adjustment		**-**	**- %**		-	- %		(2,479)	(36)%
Income only subject to foreign tax		**(118)**	**14%**		(41)	(1)%		(290)	(4)%
Permanent differences		**112**	**(13)%**		(189)	(2)%		(382)	(6)%
Net change in uncertain tax positions		**231**	**(28)%**		110	1%		58	1%
Other		**(107)**	**13%**		123	2%		(138)	(2)%
Income tax (benefit) provision	**$**	**(307)**	**36%**	$	2,894	39%	$	(690)	(10)%

The provision for income taxes includes the following components (in thousands):

	Years Ended December 31,					
	2007		2006		2005	
Current:						
United States	**$**	**4,439**	$	3,040	$	836
Puerto Rico		**376**		2,560		2,722
		4,815		5,600		3,558
Deferred:						
United States		**(5,664)**		(558)		(2,401)
Puerto Rico		**542**		(2,148)		(1,847)
		(5,122)		(2,706)		(4,248)
Income tax (benefit) provision	**$**	**(307)**	$	2,894	$	(690)

As a result of the implementation of EITF 04-05, a cumulative effect adjustment for certain deferred items was recorded as a benefit to retained earnings on January 1, 2006. The total adjustment was $9,841,000, consisting of $5,386,000 and $4,455,000 for the United States and Puerto Rico, respectively.

Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes. Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and such amounts as measured by tax laws.

The components of deferred income tax (asset) liability include the following (in thousands):

	At December 31,	
	2007	2006
Deferred income related to long-term receivables from partnerships operating in Puerto Rico	**$ 282**	$ 282
Receivables from partnerships operating in United States	**1,189**	1,170
Tax benefit on equity in earnings of partnerships operating in Puerto Rico	**(6,875)**	(6,618)
Tax benefit on equity in earnings of partnerships operating in United States	**(9,428)**	(9,287)
Tax on deferred income	**(1,217)**	(956)
Tax on land development costs capitalized for book purposes but deducted currently for tax purposes	**(12,804)**	366
Tax on differences in basis related to joint venture in United States	**(705)**	(557)
Tax on differences in basis related to land in United States	**(2,574)**	(2,563)
Tax on differences in basis related to land in Puerto Rico	**(66)**	(157)
Tax on basis difference for Puerto Rico commercial venture	**1,337**	913
Allowance for doubtful accounts	**(294)**	(155)
Accrued expenses	**(2,395)**	(283)
Alternative minimum tax credits	**(150)**	(113)
Other	**(375)**	(199)
Net deferred tax asset	**$ (34,075)**	$ (18,157)

Recent Maryland legislation enacted during the fourth quarter of 2007 increased the income tax rate from 7% to 8% effective for periods after December 31, 2007. As a result of the Maryland legislation, the ending deferred asset and the deferred expense were increased by $460,000.

At December 31, 2007, the Company did not have any net operating loss carryforwards. However, at December 31, 2007 and 2006, the alternative minimum tax credit carryforwards were $150,000 and $113,000, respectively. These credits are expected to be fully utilized in future periods.

IRS Closing Agreement

During the 4th quarter of 2005, the Company determined that certain income from our Puerto Rico operations could be treated as income of ACPT even though it was not distributed to ACPT. This undistributed income may not constitute qualifying income for purposes of the PTP provisions of the Internal Revenue Code and could have affected ACPT's tax status as a PTP. As announced on March 10, 2006, the Company entered into a closing agreement with the IRS allowing ACPT to retain its PTP status. The closing agreement required ACPT to allocate $4,955,000 of income from the periods 1998 through 2004 to its shareholders of record on March 29, 2006. Under the terms of ACPT's governing documents, it is required to make minimum annual distributions to the shareholders equal to at least 45% of net taxable income allocated to shareholders. Accordingly, the Board of Trustees declared a distribution to the shareholders of approximately $2,230,000 representing 45% of the allocated income. In addition, the Company was required to pay an assessment to the IRS of $975,000 related to the delay in reporting the income to the IRS. This payment has been reflected as income tax expense and was made by the Company in March 2006. The reversal of certain accruals related to the resolution of these tax matters resulted in a net benefit to income taxes of $2,421,000 for the year ended December 31, 2005. In addition to the impact on income taxes, the resolution of these matters also resulted in the reversal of $982,000 in previously accrued interest related to delayed payment of corporate taxes should we have been taxed as a corporation, which is no longer necessary.

Uncertain Tax Positions

We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recorded a $1,458,000 increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect of a change in accounting principle, reducing the opening balance of retained earnings on January 1, 2007. The total amount of unrecognized tax benefits as of January 1, 2007, was $12,387,000. Included in the balance at January 1, 2007, were $239,000 of tax positions that, if recognized, would impact the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefit (in thousands) is as follows:

Unrecognized tax benefit at beginning of year (January 1, 2007)	$ 12,387
Change attributable to tax positions taken during a prior period	2,678
Change attributable to tax positions taken during the current period	-
Decrease attributable to settlements with taxing authorities	(179)
Decrease attributable to lapse of statute of limitations	(17)
Unrecognized tax benefit at end of year (December 31, 2007)	$ 14,869

Included in the balance at December 31, 2007, are $74,000 of tax positions that, if recognized, would impact the effective tax rate. Most of the uncertain tax positions include, in both the beginning and ending balances, deductions that have a high certainty of ultimate deductibility, but uncertainty exists in the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of a shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authorities to an earlier period.

In accordance with our accounting policy, we present accrued interest related to uncertain tax positions as a component of interest expense and accrued penalties as a component of income tax expense on the Consolidated Statement of Income. This policy did not change as a result of the adoption of FIN 48. During the years ended December 31, 2007, 2006 and 2005, our Consolidated Statements of Income for the year included interest expense of $1,233,000, $175,000 and $102,000, respectively; and penalty expense of $200,000, $101,000 and $85,000, respectively. Our Consolidated Balance Sheet as of December 31, 2007 and 2006 included accrued interest of $2,814,000 and $278,000, respectively, and accrued penalties of $1,085,000 and $474,000, respectively.

The Company currently does not have any income tax returns under audit by the United States Internal Revenue Service, state taxing authorities or the Puerto Rico Treasury Department. However, the income tax returns in the United States for the years ended December 31, 2004 through 2007 remain subject to examination. For Puerto Rico, the income tax returns for the years ended December 31, 2003 through 2007 remain subject to examination. On August 31, 2007, the Company reached a closing agreement with the Puerto Rico Treasury Department whereby the company paid $252,000 related to the correction of a special partnership income tax return. The Company does not anticipate any other payments related to settlement of any income tax examinations. Additionally, certain United States and Puerto Rico income tax returns are or will no longer be subject to examination. As a result, the amount of unrecognized tax benefits during 2007 decreased by 17,000 due to the expiration of a statute and there is a reasonable possibility within the next twelve months the amount of unrecognized tax benefits will decrease by $508,000 when the related statutes of limitations expire and certain payments are recognized as taxable income.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

The balance sheet carrying amounts of cash and cash equivalents, receivables and other current assets approximate fair value due to the short-term nature of these items. As of December 31, 2007 and 2006, the book value of long-term fixed rate debt was $296,735,000 and $288,306,000, respectively, and the fair value of total debt was $311,988,000 and $299,623,000, respectively, which was determined by discounting future cash flows using borrowing rates currently available to the Company for loans with similar terms and maturities.

(12) SEGMENT INFORMATION

ACPT has two reportable segments: U.S. operations and Puerto Rico operations. The Company's chief decision-makers allocate resources and evaluate the Company's performance based on these two segments. The U.S. segment is comprised of different components grouped by product type or service, to include: investments in rental properties, community development and property management services. The Puerto Rico segment entails the following components: investment in rental properties, community development, homebuilding and property management services. The U.S. segment bears substantially all of the corporate costs associated with being a public company and other corporate governance. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Customer Dependence

Revenues from Lennar include residential land sales as well as certain management fees. Total revenues from Lennar within our U.S. segment were $9,663,000 for the year ended December 31, 2007 which represents 18% of the U.S. segment's revenue and 11% of our total year-to-date consolidated revenue. No other customers accounted for more than 10% of our consolidated revenue for the year ended December 31, 2007.

In March 2004, the Company executed Development and Purchase Agreements with Lennar Corporation (the "Lennar Agreements") to develop and sell 1,950 residential lots (1,359 single-family lots and 591 town home lots) in Fairway Village in St. Charles, Maryland. The Lennar Agreements requires the homebuilder to provide $20,000,000 in letters of credit to secure the purchase of the lots. A junior lien was placed on the residential portion of Fairway Village. The agreements require Lennar to purchase 200 residential lots per year, provided that they are developed and available for delivery as defined by the Development Agreement. The junior lien is released when the lots are sold and $10,300 of each lot sales proceeds are placed in an escrow account to repay the principal of the bonds. As of December 31, 2007, 1,565 lots remained under the provisions of the Lennar Agreements. Assuming a sales pace of 200 lots per year, it is estimated that lot settlements will take place through 2015; however, the continued slowing of the new homes sales market in the United States, and more specifically in the Washington D.C. suburban areas, has adversely impact Lennar's willingness or ability to take down 200 lots per year. In December 2007, the Company executed an amendment to the Lennar Agreements whereby the Company agreed to accept 51 lot settlements in December 2007 as satisfaction of Lennar's lot takedown requirement for 2007, resulting in 78 total lots taken down by Lennar during 2007. In addition to the reduction in number of lots, the December 2007 amendment temporarily reduced the final selling price of 100 lots (51 taken down in December 2007 and 49 which Lennar has agreed to take before June 1, 2008) from 30% to 22.5% of the base price of the home sold on the lot, with guaranteed minimum price of $78,000 per single family lot and $68,000 per town home lot.

The following presents the financial information for each reportable segment for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	United States	Puerto Rico	Inter-Segment	Total
2007				
Rental Property revenues	**$ 38,416**	**$ 22,306**	**$ -**	**$ 60,772**
Rental property operating expenses	**19,235**	**11,432**	**(23)**	**30,644**
Land sales revenue	**14,486**	**-**	**-**	**14,486**
Cost of land sales	**11,169**	**-**	**-**	**11,169**
Home sales revenue	**-**	**7,580**	**-**	**7,580**
Cost of home sales	**-**	**5,549**	**-**	**5,549**
Management and other fees	**336**	**634**	**(29)**	**941**
General, administrative, selling and marketing expense	**8,081**	**2,771**	**(5)**	**10,847**
Depreciation and amortization	**5,744**	**3,694**	**-**	**9,438**
Operating income	**9,009**	**7,074**	**(1)**	**16,082**
Interest income	**1,073**	**231**	**(103)**	**1,201**
Equity in earnings from unconsolidated entities	**(1)**	**2,193**	**-**	**2,192**
Interest expense	**12,621**	**6,208**	**(103)**	**18,726**
Minority interest in consolidated entities	**336**	**1,452**	**-**	**1,788**
Income/(loss) before provision for income taxes	**(2,925)**	**2,077**	**-**	**(848)**
Income tax provision/(benefit)	**(1,191)**	**884**	**-**	**(307)**
Net income	**(1,734)**	**1,193**	**-**	**(541)**
Gross profit on land sales	**3,317**	**-**	**-**	**3,317**
Gross profit on home sales	**-**	**2,031**	**-**	**2,031**
Total assets	**261,084**	**101,211**	**(1,571)**	**360,724**
Additions to long lived assets	**9,040**	**1,087**	**-**	**10,127**

	United States	Puerto Rico	Inter-Segment	Total
2006				
Rental property revenues	$ 32,505	$ 21,524	$ -	$ 54,029
Rental property operating expenses	16,072	10,963	(22)	27,013
Land sales revenue	20,967	-	-	20,967
Cost of land sales	11,607	-	-	11,607
Home sales revenue	-	19,838	-	19,838
Cost of home sales	-	14,833	-	14,833
Management and other fees	663	592	(27)	1,228
General, administrative, selling and marketing expense	6,370	2,847	(5)	9,212
Depreciation and amortization	4,787	3,615	-	8,402
Operating income	15,299	9,696	-	24,995
Interest income	968	137	(64)	1,041
Equity in earnings from unconsolidated entities	(1)	683	-	682
Interest expense	9,852	7,057	(64)	16,845
Minority interest in consolidated entities	616	2,404	-	3,020
Income before provision for income taxes	6,170	1,315	-	7,485
Income tax provision	2,530	364	-	2,894
Net income	3,640	951	-	4,591
Gross profit on land sales	9,360	-	-	9,360
Gross profit on home sales	-	5,005	-	5,005
Total assets	241,847	107,115	(2,263)	346,699
Additions to long lived assets	38,324	1,530	-	39,854

	United States	Puerto Rico	Inter-Segment	Total
2005				
Rental property revenues	$ 22,508	$ 58	$ -	$ 22,566
Rental property operating expenses	10,129	661	-	10,790
Land sales revenue	12,403	10,397	-	22,800
Cost of land sales	6,873	7,520	(160)	14,233
Home sales revenue	-	7,424	-	7,424
Cost of home sales	-	6,122	-	6,122
Management and other fees	1,114	2,128	(5)	3,237
General, administrative, selling and marketing expense	6,907	2,832	(5)	9,734
Depreciation and amortization	3,829	213	-	4,042
Operating income	8,287	2,659	160	11,106
Interest income	145	722	(669)	198
Equity in earnings from unconsolidated entities	135	1,008	-	1,143
Interest expense	6,797	(836)	(598)	5,363
Minority interest in consolidated entities	926	-	-	926
Income before provision/(benefit) for income taxes	844	5,922	89	6,855
Income tax provision/(benefit)	456	(1,181)	35	(690)
Net income	290	7,201	54	7,545
Gross profit on land sale	5,530	2,877	160	8,567
Gross profit on home sales	-	1,302	-	1,302
Total assets	159,889	67,511	(10,315)	217,085
Additions to long lived assets	6,944	1,787	-	8,731

(13) SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid, income taxes paid, debt assumed and land transferred were as follows for the years ended December 31 (in thousands):

	2007	2006	2005
Interest paid	**$ 18,124**	$ 17,535	$ 7,926
Income taxes paid	**$ 3,901**	$ 8,157	$ 2,912
Assumption of non-recourse debt	**$ -**	$ -	$ 500
Transfer of land to joint venture	**$ -**	$ -	$ -

Corporate Information

Executive Officers of American Community Properties Trust
J. Michael Wilson, Chairman and Chief Executive Officer

Edwin L. Kelly, Vice Chairman, President and Chief Operating Officer

Carlos R. Rodriguez, Executive Vice President

Cynthia L. Hedrick, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Paul A. Resnik, Senior Vice President and Assistant Secretary

Eduardo Cruz Ocasio, Senior Vice President and Assistant Secretary

Vice Presidents
Mathew M. Martin, Chief Accounting Officer
Harry Chalstrom
Mark MacFarland
Jorge Garcia Massuet
Rafael Velez

Headquarters
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD 20602
Telephone: (301) 843-8600 Facsimile: (301) 870-8481

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

General Counsel
Hogan & Hartson, L.L.P
555 Thirteenth St., NW
Washington, DC 20004

Independent Auditors
Ernst and Young LLP
8484 Westpark Drive
McLean, VA 22102

Market Listing
American Stock Exchange
NYSE Arca
(Symbol-APO)

Market for the Company's Common Shares and Related Shareholder Matters

The principal market for the Company's common shares is the American Stock Exchange under the symbol "APO" but it is also listed on the NYSE Arca exchange under the same symbol. As of the close of business on March 3, 2008, there were 129 shareholders of record of ACPT's common shares. On March 3, 2008, the closing price reported by the American Stock Exchange was $19.00. The adjacent table sets forth, for the periods indicated, the high and low closing prices of the Company's shares as reported in the consolidated reporting system of the American Stock Exchange Composite, and the dividends declared per common share for such calendar quarterly.

	Price Range of ACPT Shares		Dividends
	High	Low	Paid
2007 Quarter			
Fourth	25.75	17.50	-
Third	27.59	19.22	0.10
Second	20.33	18.58	0.10
First	19.47	17.64	0.10
2006 Quarter			
Fourth	20.24	17.49	0.10
Third	20.20	19.40	0.10
Second	22.25	19.75	0.10
First	23.25	19.48	0.53

Minimum Annual Distributions
Under the terms of the Declaration of Trust of ACPT, the Board of Trustees will make minimum annual distributions to the shareholders equal to at least 45% of the net taxable income allocated to the shareholders reduced by any Puerto Rico income tax paid by ACPT and any U.S. federal income taxes paid by ARPT with respect to undistributed capital gains.

Non-Required Dividend Distributions to Shareholders
Dividend distributions in addition to the required minimum distribution (as stated above) will be evaluated quarterly and made at the discretion of the Board of Trustees. In making such determinations, the Board of Trustees will take into account various factors, including ACPT's anticipated needs for cash for future expansion and development, current and anticipated expenses, obligations and contingencies, and other similar working capital contributions.

Investor Information
Additional information about ACPT as well as copies of the Company's Annual Report and Form 10K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations at the addresses below:

American Community Properties Trust
Attention: Investor Relations
222 Smallwood Village Center
St. Charles, MD 20602

Web address:
www.acptrust.com

Questions related to K-1 information should be addressed to:
ACPT
K-1 Support
(877) 677-7582

Questions related to other tax issues should be addressed to:
American Community Properties Trust
Attention: Tax and Investor Relations
222 Smallwood Village Center
St. Charles, MD 20602
Telephone: (301) 843-8600 Facsimile: (301) 870-8481

ACPT

American Community Properties Trust

Executive Offices

222 Smallwood Village Center

St. Charles MD 20602

(301) 843-8600

www.acptrust.com

END